ALTA FOX CAPITAL

The Urgent Case for Replacing Three Long-Tenured Members of Hasbro's 13-Member Board

May 2022

www.StrengthenHasbro.com

Disclaimer

- The materials contained herein (the “Materials”) represent the opinions of Alta Fox Opportunities Fund, LP and the other participants named in this proxy solicitation (collectively, “Alta Fox”) and are based on publicly available information with respect to Hasbro, Inc. (the “Company”). Alta Fox recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Alta Fox’s conclusions. Alta Fox reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Alta Fox disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission (“SEC”) or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Alta Fox herein are based on assumptions that Alta Fox believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

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Today's Agenda

Why We Are Here: It Is the Right Time to Refresh Hasbro's Board

Hasbro is a global play and entertainment conglomerate with three distinct segments and a first-time CEO that was recently promoted from within by the current Board.

- **Alta Fox, which has a ~2.5% stake in Hasbro, is a top 10 shareholder** that believes the Company has exceptional brands, customers, employees and long-term potential.
- **Hasbro is currently lagging peers, losing market share and trading at a steep discount** due to, in our view, the current Board's decisions with respect to capital allocation, corporate governance, investor communication, leadership compensation and strategic planning.
- **Hasbro has unfortunately been underperforming peers and relevant indices in terms of total shareholder returns for many years** under the long-tenured directors we want to replace.
- **With a properly refreshed Board and properly incentivized management team**, we see a clear path to achieving governance and operational improvements that can drive long-term value.
- **We have engaged with the current Board** to reach a settlement that can benefit all stakeholders. Unfortunately, long-tenured incumbents appear unwilling to commit to a true refresh and recently initiated a defensive expansion of the Board from 11 members to 13 members.

What This Contest Is About : The Urgent Need for a Credible Board Refresh Before Insular Governance Permanently Impairs Value

What This Contest Is NOT About

This is NOT about Hasbro's previous CEO or the new CEO.

- We believe Hasbro's Board-level problems transcend any one individual.

This is NOT about Alta Fox.

- Hasbro has attempted to characterize Alta Fox as a "fly by night" activist using this for brand-name purposes.
- On the contrary, Alta Fox has a strong track record of collaborating with portfolio companies and thoughtfully taking a more active approach when warranted on behalf of all shareholders.
- Over the course of this campaign, we have been encouraged by the support we have received from our fellow Hasbro shareholders, which included 430 basis points of outperformance on the day we publicly launched our platform for change.
- The Company's smear campaign against Alta Fox and Connor Haley show Hasbro's unwillingness to debate the core merits of this campaign.

This is NOT even about whether shareholder value is maximized with Wizards of the Coast ("WOTC") inside or outside of Hasbro.

- We identified the value of the WOTC business, which had been obscured to the public markets. At the time, we encouraged the Board to objectively examine the merits of a spin-off.
- Our independent nominees cannot fully assess the best path to creating long-term shareholder value without being in the boardroom, but the Company's swift dismissal of our suggestion for unlocking value on behalf of all shareholders suggests it was not seriously considered.

What This Contest IS About

This IS about holding the Board and three long-tenured directors accountable for severe underperformance before an iconic American company erodes further.

- Hasbro's stock has experienced a significant decline over the past one, three and five years, underperforming the S&P 500 by nearly 100% over the last five years.
- Hasbro has ceded significant market share in the toy industry over the last decade, including losing key contracts and business to rival Mattel.
- The Board has overseen poor capital allocation and M&A decisions due to, what appears to be, a lack of financial discipline.

This IS about adding deeply-informed and objective perspectives to the Board to improve its focus on driving sustainable value for shareholders.

- Our directors will support the new CEO as he charts a new path, bringing independent, highly-relevant perspectives that are untethered to the Board's historic strategic failures.

This IS about holding the Board, especially long-tenured incumbents, accountable for egregious compensation practices.

- In the last five years, Hasbro paid out more than $215 million in compensation to executives despite poor performance. Compared to similarly-sized consumer companies in recent years, Hasbro's compensation is among the most generous despite having some of the worst shareholder returns.
- We are seeking to replace both the Chair (Lisa Gersh) and the ex-Chair (Ted Philip) of Hasbro's Compensation Committee.

About Alta Fox

Alta Fox is a Texas-based alternative asset management firm that intends to be a long-term shareholder of Hasbro. We employ a long-term-focused investment strategy to pursue exceptional risk-adjusted returns for a diverse group of institutions and qualified individual clients. Founded in 2018, Alta Fox focuses on identifying often overlooked and under-the-radar opportunities across asset classes, market capitalization ranges and sectors.

Alta Fox's Track Record Inception to Date	
	Total Shareholder Return
S&P 500 Index Total Return	83.0%
Alta Fox Net Return After Fees	**407.1%**
S&P 500 Annualized Return	17.0%
Alta Fox Annualized Net Return After Fees	**51.4%**

Source: Return data from 4/1/2018-1/31/2022 (last full month of fund returns prior to activist involvement in Hasbro)

Examples of Long-Term Investments:

XPEL

Invested: 2018
Share price **+1304%** since initial publication

The Joint chiropractic

Invested: 2019
Share price **+408%** since initial publication

Evolution Gaming

Invested: 2020
Share price **+93%** since initial publication

Alta Fox has an excellent track record of creating value in the public markets.

All investments shown above (XPEL, JYNT, EVO SS) are current portfolio holdings
Share price change calculated from date of research publication through 2/16/22, the launch date of Alta Fox's campaign.

Alta Fox's History of Reluctant Activism

Alta Fox is not an "activist fund." We prefer to work collaboratively with management teams and take a long-term view of our public market investments. However, in two instances prior to Hasbro, Alta Fox was compelled to stand up for shareholders to improve value creation and succeeded in unlocking significant value.

Collectors Universe (CLCT)

- **Collectors Universe (CLCT)** had its most exceptional period of shareholder returns after Alta Fox's involvement.
- After engaging with the company, Alta Fox nominated an alternative slate of directors and ultimately settled for one seat. Alta Fox later publicly opposed a buyout deal for CLCT. The offer then increased by 23%, which the majority of shareholders accepted.
- **The stock returned 240% from Alta Fox's first involvement to the final sale of the company.**
- Alta Fox sold zero shares following its activist involvement until the forced sale.

Enlabs (NLAB)

- **Enlabs (NLAB)** saw its stock price more than double less than a year after Alta Fox's initial investment.
- In January 2020, Entain plc made an offer to buy the business for a negligible premium. Alta Fox publicly opposed the deal and was able to garner sufficient support to both block the deal and ultimately secure a 32% premium for all shareholders.
- **The stock returned 132% from Alta Fox's first involvement to the final sale of the company.**
- Alta Fox sold zero shares following its activist involvement until the sale.

Alta Fox's History of Reluctant Activism

Ticker:	Date of Activist Involvement	Stock Price at Publication	Initial Acquisition Offer	Revised Acquisition Offer	Did Alta Fox Tender Shares at Revised Offer?
CLCT	June 2020	$27.18	$75.25	$92.00	No
NLAB	July 2020[1]	SEK 22.00	SEK 40.00	SEK 53.00	Yes

1. References NLAB's stock price at the date of Alta Fox's initial research publication

Today's Agenda

Introduction

Executive Summary

The Case for Boardroom Change

Persistent Strategic Missteps Driving Significant Underperformance

Lack of Relevant Board Skills Hampering Effective Oversight

Our Solution: Highly Qualified, Independent Nominees

Appendix

About Hasbro

Hasbro is essentially a holding company that houses three distinct, underlying business lines with few synergies.

Consumer Products: 43% of FY21 EBITDA

- Hasbro produced its first toy in 1942.
- Key *owned* franchise intellectual property ("IP") include: My Little Pony, Transformers, Nerf, Power Rangers, Peppa Pig and PJ Masks.
- Iconic *owned* games: Monopoly, Clue, Taboo, Battleship, Life, Candy Land, Connect Four, Twister, Sorry!, Hungry Hungry Hippos and Operation.

Wizards of the Coast: 46% of FY21 EBITDA

- Founded in 1990.
- Acquired by Hasbro in 1999 for ~$400 million.
- Key franchises include:
  - Magic: The Gathering ("MTG") – industry leading trading card game **founded in 1993**.
  - Dungeons & Dragons ("D&D") – industry leading fantasy role playing game **founded in 1974**.

Entertainment: 12% of FY21 EBITDA

- Founded in 1970 as a music distributor.
- Expanded into film/TV distribution in 2005 through the acquisition of Koch Entertainment.
- Developed in-house content development expertise through the acquisition of several production studios.
- Hasbro bought Entertainment One ("eOne") in 2019 for **$4.6 billion**.
- Today, it primarily focuses on first-party and third-party TV and film production and distribution.

Hasbro's Hassenfeld Family History

- Hasbro was founded and owned by the Hassenfeld family.
- Since 1970, Hasbro's leadership has consistently included several members of the Hassenfeld family, including current Chairman Emeritus and former CEO, Alan Hassenfeld.
- Today, **10 out of 13 current Board members were appointed while Mr. Hassenfeld** was Chair of the Executive Committee and actively involved in several other committees, leading us to question their objectivity.

Source: public filings. FY2021 EBITDA representation exceeds 100% due to exclusion of corporate overhead.

1. https://www.familybusinessmagazine.com/death-business

The Current Board Has Overseen Long-Term Underperformance

Hasbro has consistently underperformed both the S&P 500 and its chosen consumer benchmark over the last five years.



Hasbro's Annualized Returns Have Underperformed
25%
20%
15%
10%
5%
0%
2.7%
15.0%
18.2%
7.0%
19.2%
21.1%
11.6%
15.4%
1.9%
5-Year TSR
3-Year TSR
1-Year TSR
Hasbro Annualized Return
S&P 500 Annualized Return
Russell 1000 Consumer Discretionary Index Annualized Return

Hasbro Total Shareholder Return Analysis ("TSR")			
	5-Year TSR	**3-Year TSR**	**1-Year TSR**
Underperformance vs. S&P 500 Annualized Return	**-94.6%**	**-47.1%**	**-3.8%**
Underperformance vs. Russell 1000 Consumer Discretionary Index Annualized Return	**-116.8%**	**-69.4%**	**9.8%**

Source: Bloomberg. HAS and S&P 500 returns assume dividends are reinvested. Data through 2/16/22, the launch date of Alta Fox's campaign.

Additional information on pg. 73.

The Current Board's "Brand Blueprint" Strategy Has Failed to Deliver for Both Shareholders and the Company's Most Valuable Franchise

- For over a decade, Hasbro has followed its "**Brand Blueprint**" strategy – expanding brands across platforms to drive omnichannel engagement and increased revenues.
- In reality, it seems the strategy has served as the basis to **justify expensive, value-destructive acquisitions** which have masked underlying poor performance.
- The "Brand Blueprint" has failed to deliver – punctuated by **ill-advised acquisitions**, **haphazard execution** and **poor disclosure practices with no oversight or accountability.**
- **Despite disappointing returns, the Board and management continue to double down on the strategy**, which has underinvested in Hasbro's most valuable segment, WOTC – further confirming the strategy's value destruction in our view.
- Given its commitment to the "Brand Blueprint" strategy, we believe the Board has failed to critically review business components to determine whether they still add value in Hasbro's conglomerate structure.


Total Shareholder Return Since Brand Blueprint Announcement
Brand Blueprint first announced (11/9/10)[1]
Brand Blueprint
400%
350%
300%
250%
200%
150%
100%
50%
0%
-50%
-100%
11/10/2010
11/10/2011
11/10/2012
11/10/2013
11/10/2014
11/10/2015
11/10/2016
11/10/2017
11/10/2018
11/10/2019
11/10/2020
11/10/2021
HAS
S&P 500

We believe the "Brand Blueprint" strategy is little more than a cover for "empire-building" without financial discipline, and significant change in strategic direction is needed.

Additional information on pg. 76.

The Current Board Has Failed to Stem Long-Term Market Share Losses

- Despite investing more than $5 billion over the last four years in the Consumer business and spending shareholder capital on numerous acquisitions, **Hasbro has significantly underperformed against Mattel since 2019 on both top-line and bottom-line results.**

- In our view, Hasbro's Consumer business has underperformed on a macro-level, declining both in revenues and earnings, while industry retail toy sales have grown at ~4% over the last decade.

Urgent change is needed: in the last three months, Hasbro saw Disney move two of its key licensing contracts to Mattel, resulting in the loss of more than $300 million of revenue (nearly 10% of Consumer revenue). The long-term trend is poor and market share losses are accelerating.

Summary of 2018-2021 Results			
Company:	**Annualized Revenue Growth**	**2018 EBITDA Margins**	**2021 EBITDA Margins**
Hasbro[1]	**-0.9%**	**12.0%**	**11.3%**
Mattel	6.5%	1.9%	18.5%

*Note that these numbers reflect **organic** revenues of both businesses since 2018.*


Hasbro Toy & Games Sales vs Industry Growth[2]
(Indexed to 100)
160
140
120
100
80
FY2011
FY2012
FY2013
FY2014
FY2015
FY2016
FY2017
FY2018
FY2019
FY2020
FY2021
Hasbro Consumer Revenue (excluding WOTC and eOne)
US Toy Industry Sales at Retail

ALTA FOX CAPITAL

1. Alta Fox estimates for consumer segment, excluding eOne contribution. This does not adjust out Hasbro's $523M acquisition of Power Rangers. See appendix slide 72 for more details.
Source: Alta Fox, public filings.

2. This analysis does NOT adjust for the $300M+ in partner brand revenue Hasbro will be losing in 2023 for Disney Princess Frozen, Trolls, and Sesame Workshop (nearly 10% of Consumer revenues). It also does NOT adjust out for Hasbro's $523M acquisition of Power Rangers. See appendix slide 72 for more details.
Source: NPD, Euromonitor

Additional information on pgs. 67-69.

The Current Board Has a Record of Poor Capital Allocation and M&A

Investment	Date Announced	Price Paid / Amount Spent	Multiple Paid	Deal Rationale	Approved by Targeted Directors?	Result?
G.I. Joe Video Game	September 2021	$200 million+ once finished given AAA branding?[1]	Terms not disclosed.	Take a valuable consumer brand and turn it into a video game property.	3/3	**Likely Value-Destructive.** The G.I. Joe IP has not succeeded at the box office and video games are an extremely competitive category WOTC has not had much success in.
Transformers, Micronauts, Ouija Board Video Games	February 2021	Not disclosed.	N/A. Internal investment.	Use WOTC resources to develop games for HAS IP in-house.	3/3	**Likely Value-Destructive.** Like with G.I. Joe, Hasbro has tried to squeeze too much out of tired IP and will likely have poor returns of capital.
eOne	August 2019	$4.6 billion.	~18x Trailing Twelve Month ("TTM") EBITDA.	Develop TV shows and movies in-house for existing brands.	3/3	**Value-Destructive.** Hasbro's stock declined 9% the day of the deal and is still below the pre-deal price because Hasbro significantly overpaid.
Power Rangers	May 2018	$534 million.	Terms not disclosed, but HAS mentioned that the earnings impact in 2018 would be immaterial.	Sell toys related to Power Rangers and expand the media opportunities.	3/3	**Value-Destructive.** Hasbro paid more than half a billion for a deal with immaterial earnings impact. Power Rangers consumer interest has declined since the deal.
Transformers Card Game	2017	Not disclosed.	N/A. Internal investment.	Use WOTC resources to develop a Transformers trading card game.	3/3	**Value-Destructive.** After spending significant internal resources to develop the game, it is no longer sold.
Backflip	July 2013	$112 million.	Terms not disclosed, but Backflip's operating profit was negative in 2014.	Develop mobile games in-house.	2/3*	**Value-Destructive.** Hasbro wrote the acquisition down to zero less than three years later.

ALTA FOX CAPITAL

Source: public filings.
1. Alta Fox estimate based on industry checks for AAA video game budgets

*Stoddart was not on the Board when investment was made

Additional information on pg. 70.

Case Study: Entertainment One Ltd. ("eOne") Acquisition

In what we believe was both the defining moment and the greatest failure of the "Brand Blueprint" strategy, Hasbro acquired eOne in December 2019 for **$4.6 billion, nearly 1/3 of the Company's entire enterprise value at the time.**

- Hasbro paid a 31% premium to eOne's pre-deal share price, **nearly 18x TTM EBITDA,** to acquire eOne.
- To fund the acquisition, Hasbro issued more than 10 million shares of common stock, **diluting shareholders by more than 8%**, and **added more than $3 billion of debt** to the balance sheet.
  - eOne's CEO was awarded $12 million in entirely time-based equity grants following the completion of the acquisition.
- **Hasbro's shares declined 9% the day the deal was announced** and have continued to underperform since.
- Hasbro claimed that by 2022, eOne would drive $130 million in incremental run-rate EBITDA synergies between Consumer and Entertainment → instead, we estimate **that Consumer and Entertainment EBITDA will have declined by 10% or $79 million over that period.**[1]
- According to management, the majority of the eOne synergies have already been realized.[2] We believe either 1) Hasbro is lying about the synergies extracted from the deal or 2) its core business is deteriorating even faster than we thought under its "Brand Blueprint" strategy.

	TSR Since eOne Deal Announcement[3]
Hasbro	-8.4%
S&P 500	59.5%

EBITDA by Segment[1]	2019	2022E
Consumer	$587	$607
Entertainment	$148	$141
Corporate and Other	$77	-$15
Total EBITDA ex-WOTC	**$812**	**$733**
Change in EBITDA ex-WOTC		***-$79***
Decline in EBITDA %		***-10%***

We believe the costly and ill-advised eOne deal destroyed significant shareholder value.

ALTA FOX CAPITAL

1. Alta Fox estimates cited in initial Hasbro presentation, including corporate and other expense.
2. Hasbro Q1 2022 conference call

Source: Bloomberg normalized share price performance, public filings.
3. Source: Bloomberg. Data through 2/16/22

Additional information on pgs. 65-66.

We Believe Hasbro's Track Record of Rejecting Value-Maximizing Opportunities Stems from a Pervasive Hassenfeld Family Influence

In addition to spending significant shareholder capital on ill-advised acquisitions, Hasbro's insular Board has also refused to pursue value-maximizing transactions and allowed management to underperform.


to
Hell
with
MATTEL

Buyout Offer #1: Mattel

In 1996, **Mattel offered to buy Hasbro for a 73% premium**. Mr. Hassenfeld and the Board rejected the offer and blocked Mattel from calling a special meeting of shareholders. **This decision cost shareholders billions.** By the end of Mr. Hassenfeld's tenure in 2003, **Hasbro's stock price was more than *30%* below Mattel's 1996 offer.**

Buyout Offer #2: Providence Equity Partners

In June 2010, Providence Equity Partners approached Hasbro's Board with interest in acquiring the business. The Board rejected the suitor, resulting in significant value destruction for **Hasbro shareholders as Hasbro's stock went on to underperform the S&P 500 by more than *200%.***

Alta Fox believes the current Board maintains the same insular culture and unwillingness to seriously evaluate value-enhancing opportunities for shareholders.

1. https://www.nytimes.com/1996/02/03/business/mattel-ends-bid-to-merge-with-hasbro.html
2. http://theswca.com/index.php?action=disp_item&item_id=53124
3. https://toynewsi.com/news.php?itemid=16035

Hasbro Has a History of Putting Inside Interests Before Shareholders In Our View

The Hassenfeld family's influence promoted an insular, controlled-company culture that we believe remains today.

- **10** out of **13** current Board members were appointed while Alan Hassenfeld was Chair of the Executive Committee.
- Given the Board's history of prioritizing the Hassenfeld family's interests ahead of shareholders, **we question if these directors possess the objectivity necessary to properly evaluate the Company's performance and go-forward strategy.**
- **The consequences of the legacy of entrenchment are clear today**: in April 2022, Mattel was reported to have received credible buyer interest.
    - Hasbro, which we believe is a more attractive company, has not received similar acquisition interest due to the narrative perpetrated by the Board's history of rejecting outside interest and entrenched mindset – which stem from the Hassenfeld family's influence.

Alta Fox believes the current Board is not committed to objectively evaluating all value-enhancing opportunities and fresh perspectives are required.

1. https://www.wsj.com/articles/mattel-has-held-talks-with-buyout-firms-11651014437

Hasbro's Undisciplined Approach to Capital Allocation

Hasbro's seemingly reckless approach to capital allocation has emphasized empire-building over shareholder returns, resulting in significant balance sheet exposure to hyper-competitive, low ROIC categories compared to Mattel.

- **On eOne, Hasbro pursued a transformational entertainment acquisition at all costs for over half a decade despite serious investor concerns.**

- **Hasbro's capital-intensive strategy contrasts starkly vs. Mattel's capital-light approach.**
  - Under new CEO Ynon Kreiz, Mattel has pursued a polar opposite "*capital light*" strategy and has **outperformed Hasbro by nearly 100% during his tenure**.

Year	Acquisition Target	Details
2014	Dreamworks	Hasbro's stock was down 6% in the two days following the discussion that merger talks were ensuing.
2017	Lionsgate for >$40	Today, Lionsgate trades for ~$13.50.
2019	eOne for $4.6 billion	Completed in a highly dilutive deal.

*"We have a **Capital Light** strategy to content that allows us to work with the right studio and the right distribution partner on the right project, on the right terms. And this allows us to develop and produce multiple projects concurrently at scale. We believe we have in place the right economic model, which is not dependent on capital investment for Mattel. Film financing can be a risky business, and this is not our area of core expertise."*

- Ynon Kreiz, Mattel CEO, 3.11.21

D.A. Davidson Conference

Hasbro immediately rejected our calls to re-examine its corporate structure and capital allocation, providing no detailed explanation or open-mindedness on the subject.

ALTA FOX CAPITAL

1. https://www.hollywoodreporter.com/movies/movie-news/dreamworks-animation-hasbro-end-merger-749215/
2. https://www.cnbc.com/2018/02/27/lionsgate-shares-jump-after-report-toymaker-hasbro-nearly-acquired-it-last-year.html
3. https://investor.hasbro.com/news-releases/news-release-details/hasbro-board-directors-issues-letter-shareholders

The Alta Fox Slate Approach to Capital Allocation

When market environments change, optimal pathways for creating shareholder value change as well. Alta Fox's nominees have several examples of exercising this mentality to the benefit of all shareholders.

Marcelo Fischer

IDT Corporation Postpones Spinoff of net2phone

NEWARK, NJ, May 05, 2022 -- IDT Corporation (NYSE: IDT), a global provider of fintech, cloud communications, and traditional communications services, **announced today that, in light of current market conditions, its Board of Directors has postponed the spinoff of its net2phone cloud communications segment,** which it had been preparing to spin off on or before July 31st, 2022.

Carolyn Johnson

Voya Financial to Sell Closed Block Variable Annuity and Fixed and Fixed Indexed Annuities Businesses

NEW YORK, DEC. 21, 2017 -- Voya Financial, Inc. (NYSE:VOYA), announced today that it will divest substantially all of its Closed Block Variable Annuity (CBVA) segment and its individual fixed and fixed indexed annuity business through an agreement with a consortium of investors led by affiliates of Apollo Global Management, LLC Crestview Partners and Reverence Capital Partners. **In addition to significantly reducing market and insurance risk, the agreement will enable Voya to focus on its higher-growth, higher-return, capital-light Retirement, Investment Management and Employee Benefits businesses.**

The Current Board Has Overseen Concerning Governance Practices

We believe there are significant governance issues at Hasbro, many of which can be traced back to what appears to be the Board's historic prioritization of the Hassenfeld family's interests over those of shareholders.

Highly Questionable Chairman (pg. 39)

Insular, Private Company Culture (pg. 40)

Misaligned Executive Compensation (pgs. 41-44)

Lack of Effective Oversight of Strategy (pg. 45)

Insufficient Investor Disclosure (pg. 46-47)

Unwillingness to Collaborate with Shareholders (pg. 48)

Defensive and Reactionary Board Expansion (pg. 49)

History of Egregious Compensation and Lack of Shareholder Alignment Under the Hasbro Board

5-Year Hasbro Performance vs. Pay			
Cumulative 5-Year Hasbro Total Management & Board Compensation	Cumulative 5-Year Hasbro Total CEO Compensation	Cumulative 5-Year Hasbro Total Shareholder Return	Cumulative 5-Year S&P 500 Total Shareholder Return
$218,267,017	$78,679,581	14.1%	108.7%



Hasbro Total CEO Compensation
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
+126%
2017
2018
2019
2020
2021



Hasbro Total Management & Board Compensation
$70,000,000
$60,000,000
$50,000,000
$40,000,000
$30,000,000
$20,000,000
$10,000,000
$0
+110%
2017
2018
2019
2020
2021

Prior to Alta Fox's engagement, **none of the current Directors** had ever bought a single share of Hasbro stock on the open market – indicating a clear misalignment with suffering shareholders in our view.[1]

Alta Fox has no confidence in the Board's ability to align executive compensation with the success of shareholders and believes the Compensation Committee needs to be meaningfully refreshed.

Source: Proxy filings, Bloomberg. HAS and S&P 500 returns assume dividends are reinvested. Data through 2/16/22, the launch date of Alta Fox's campaign.
1. Filings show that Michael Burns and Chris Cocks recently purchased shares following our criticism of the Board's lack of open market purchases.

History of Egregious Compensation and Lack of Shareholder Alignment Under the Hasbro Board (Continued)

Hasbro's Compensation Committee – chaired by Ms. Gersh – has consistently lowered performance targets despite declining performance, allowing management compensation to rise while shareholders have suffered.

Annual Executive Compensation Targets

	Revenue	y/y %	EBIT Margin	FCF	y/y %
2018	**$5,329,612**	**1%**	15.90%	$615,737	**17%**
2019	$4,791,132	**-10%**	14.00%	$534,762	**-13%**
2020	$6,283,077	**4%***	14.70%	$467,606	**-13%**
2021	**$5,969,053**	**-5%**	13.70%	$451,000	**-4%**

Hasbro's CEO compensation was **279%** higher in FY21 than in FY18, despite organic revenue targets being **11.7%** lower than 2018 levels.

Hasbro 2021 Organic Revenue Target Analysis	
2018 Organic Revenue Target	**$5,329,612**
2021 Organic Revenue Target	$4,708,346

-11.7%

Hasbro CEO Comp	Total Compensation
FY18	**$8,499,623**
FY19	$17,960,878
FY20	$16,668,010
FY21	**$23,714,681**

+279%

*growth rate is adjusted for eOne's inorganic revenue contribution
Source: SEC filings

Additional information on pg. 71.

History of Egregious Compensation and Lack of Shareholder Alignment Under the Hasbro Board (Continued)

Hasbro's CEO position receives the third-highest compensation among peers of immediately similar size, yet the Company's three-year cumulative TSR was fourth-lowest in the group.

	FY21 CEO Compensation	3-Year TSR
Minimum	**$4,162,400**	**18%**
1st quartile	$10,111,326	64%
2nd quartile	$13,410,774	144%
3rd quartile	$16,600,482	206%
Maximum	**$68,090,432**	**1117%**
Hasbro	**$26,844,914**	**37%**

Hasbro Rank Out of 31 Companies (High to Low)	
Three-Year TSR	27th out of 31
FY21 CEO Comp	3rd out of 31

Using Bloomberg, we ran a public screen for consumer companies to examine Hasbro's relative compensation.

Bloomberg Screen Criteria:
US listed Consumer Discretionary Subcategories:

1. Consumer Discretionary Products
2. Consumer Discretionary Retail
3. Consumer Discretionary Wholesale

We sorted the output by market capitalization and compared Hasbro's CEO compensation and TSR with the 15 consumer companies of immediately greater size and 15 consumer companies of immediately smaller size. Hasbro scored in the highest quartile of compensation, but the worst quartile for three-year TSR.



Total FY21 CEO Comp vs 3-Year TSR
(For Peers of Immediately Similar Size)
350%
300%
250%
200%
150%
100%
50%
0%
3-Year Cumulative Total Shareholder Return
$0
$5,000,000
$10,000,000
$15,000,000
$20,000,000
$25,000,000
$30,000,000
$35,000,000
FY21 CEO Compensation (USD)
POOL
LAD
BBWI
WSM
DHI
TSCO
FBHS
RACE
APTV
NVR
LKQ
MAS
WHR
KMX
BBY
PHM
MAT
BURL
ULTA
MHK
AAP
GPC
ROST
BWA
NWL
VFC
HAS
Three-Year S&P 500 TSR of 100%

Dates for TSR: 12/31/2018-12/31/2021
Graph removes GME, CAR, LEN, and BLDR for visualization purposes. All are top quartile TSR performers.

History of Egregious Compensation and Lack of Shareholder Alignment Under the Hasbro Board (Continued)

While CEO compensation for Mattel is also high vs. peers, Mattel's performance targets have increased meaningfully over time, while Hasbro's have been consistently lowered.

- 65% of Mattel's annual cash incentive is tied to EBITDA growth. More so than revenue, margins or free cash flow (Hasbro's targets), we believe organic EBITDA is a good barometer for growth in intrinsic value as it is comparatively difficult to manipulate.

- Hasbro's compensation dramatically exceeded Mattel's in FY21 despite Hasbro's performance targets being continuously lowered and its stock price significantly underperforming both the S&P 500 and Mattel.

Mattel Annual Executive Compensation Targets

	Revenue	y/y %	Gross Margin	EBITDA	y/y %
2018	$4,503,000		41.80%	$127,000	
2019	$4,506,000	0%	42.20%	$358,000	182%
2020	$3,987,000	-12%	45.80%	$402,000	12%
2021	$4,865,000	22%	48.10%	$516,000	28%

Hasbro Annual Executive Compensation Targets

	Revenue	y/y %	EBIT Margin	FCF	y/y %
2018	**$5,329,612**		15.90%	$615,737	
2019	$4,791,132	-10%	14.00%	$534,762	-13%
2020	$6,283,077	4%*	14.70%	$467,606	-13%
2021	**$5,969,053**	-5%	13.70%	$451,000	-4%

CEO Compensation	2019	2020	2021
HAS	$17,960,878	$16,668,010	$23,714,681
MAT	$15,514,997	$15,623,432	$16,128,895
HAS (-) MAT	**$2,445,881**	**$1,044,578**	**$7,585,786**
Annual TSR			
HAS	33.42%	-8.40%	11.90%
MAT	35.60%	28.80%	23.70%
HAS (-) MAT	**-2.18%**	**-37.20%**	**-11.80%**

We Believe the superior alignment of management and shareholder incentives is demonstrated in both Mattel's TSR and fundamental performance.

ALTA FOX CAPITAL

*growth rate is adjusted for eOne's inorganic revenue contribution
Source: SEC filings. Bloomberg.

Additional information on pg. 46-47.

Poor Disclosure Practices Have Hurt Hasbro's Valuation

Hasbro's opaque disclosures under the incumbent Board have, in our view, made it impossible for investors or the market to understand the Company's full financial picture.

- Various disclosure issues, including little transparency regarding underlying organic growth related to acquisitions and the performance of individual brands under the Consumer and WOTC segments have made it **extremely difficult to assess the strength of business segments or value them appropriately.**
- The SEC has also taken issue with Hasbro's poor disclosure. In September 2020, the SEC sent a letter to Hasbro requesting more disclosure surrounding MTG Arena and Hasbro's core franchises.
- **At the heart of its disclosure issue, we believe Hasbro has a cultural problem with accountability.**
- By refusing to release key performance metrics, Hasbro has made it nearly impossible for investors to hold management accountable.

SEC Letter to Hasbro

We note your chart disclosing the change in net revenues by brand portfolio for each year in the three years ended December 29, 2019. In the accompanying discussion of the variances, by portfolio, you identify component product brands and discuss the general impact they had on the growth, or decline, in net revenues **but do not otherwise quantify their impact**. In future filings, please revise your disclosures to quantify the reasons for the change in order for an investor to discern the relative contribution of each of the multiple components cited to the total change. The impacts of material variances in identified components that offset each other should be separately disclosed, **quantified**, and discussed rather than netting them. Please provide us with examples of your intended disclosures based on current financial results. Refer to FR-72 for additional guidance.

Shareholders deserve the opportunity to comprehensively evaluate Hasbro while holding management accountable.

The Current Board Has Not Engaged with Alta Fox in Good Faith In Our View

- Alta Fox made reasonable settlement offers to Hasbro, including an offer for one of Alta Fox's independent nominees and the formation of a capital allocation committee to oversee investments. Hasbro not only refused Alta Fox's offers, but never even sent a red-line version back of any of our term sheets.[1]
- Instead, Hasbro proposed Alta Fox publicly endorse Hasbro's defensive additions of two new nominees appointed by the Board, a process which ultimately failed to remove any long-tenured directors.
- Alta Fox made two nominees available for interviews. Rather than assess the qualifications of our candidates, the Board tried to convince our nominees that association with activism would be disastrous for their professional careers.
- The Board dismissed compromise in favor of hiring an army of expensive advisors that includes two law firms, two proxy solicitation firms and two investment banks for defense support – yet another example of corporate waste.

> "*By refusing to settle or take them seriously at all the mgmt. team* ***is arguably confirming the activists point that they are an entrenched and "family run"*** *company/board that believes they are "protected" and don't care about outsider views.*"
>
> \- Jefferies Group LLC, March 31, 2022

Jefferies

The fact that the Board decided to drag shareholders into a long, expensive proxy fight instead of settle for a modest Board refresh and a capital allocation review committee is concerning and, in our view, suggests extreme levels of entrenchment.

ALTA FOX CAPITAL

1. https://www.reuters.com/business/exclusive-hasbro-snubs-alta-fox-board-nominee-offer-settlement-talks-sources-2022-03-27/

Additional information on pgs. 50-52.

We Are Seeking to Replace Three Long-Tenured Incumbents

We are seeking to replace the Chairman of the Board, the Chair of the Compensation Committee and the longest-tenured member of Hasbro's Board – who previously served as the Chair of the Compensation Committee. In our view, these incumbents are key parts of the culture of entrenchment and operational mediocrity that pervades Hasbro today.



Rich Stoddart

Chairman of the Board
Board Tenure: 8 years

- x Prior track record of significant value destruction, including -68.49% return as CEO of Innerworkings and the loss of major accounts as CEO of Leo Burnett.
- x Apparent lack of capital allocation, technology and strategic planning expertise.
- x Questionable appointment to the Board.
- x Oversaw continued underperformance as interim CEO of Hasbro, including the devastating loss of the Disney Princess/Frozen contract to Mattel.
- x Has **never** bought shares of Hasbro stock.



Lisa Gersh

Chair of Compensation Committee
Board Tenure: ~12 years

- x Has overseen Hasbro's excessive and, in our view, unjustifiable executive compensation practices.
- x Track record of value destruction, including at Martha Stewart Living Omnimedia, Inc. ("Martha Stewart"), which delivered a -30% annualized return for shareholders during Ms. Gersh's time as President and later CEO.
- x Board member at MoneyLion which went public through a SPAC in 2021 and has since seen its value decline by over 85% in less than one year.
- x Has **never** bought shares of Hasbro stock.



Edward Philip

Longest-Tenured Director
Board Tenure: ~20 years

- x Failed to step down as part of the Board's recent defensive expansion, suggesting serious entrenchment issues.
- x Chair of Compensation Committee from 2014-2019 and member since 2010, overseeing Hasbro's excessive and unjustifiable executive compensation practices.
- x Currently serves on the boards of five other companies, many of which have also significantly underperformed during his tenures.
- x Has **never** bought shares of Hasbro stock.

ALTA FOX CAPITAL

1. https://www.pressreader.com/usa/chicago-sun-times/20070109/282140696898798
2. Similarly, Stoddart was serving as interim CEO of Hasbro when Hasbro lost its significant Disney Princess/Frozen contracts to Mattel

Source: Bloomberg, SEC filings

Additional information on pgs. 54-61.

Our Solution: Highly Qualified and Unaffiliated Candidates

We Believe our nominees will bring independent, skilled perspectives and strong track records of value creation to help effectively oversee management and collegially work with new CEO Chris Cocks to develop and execute his strategy.



Marcelo Fischer

IDT: 2,543% TSR (2007-present)

- ✓ Chief Financial Officer of IDT Corporation (NYSE: IDT).
- ✓ Capital allocation expert with a track record of disciplined, focused investments in IDT's subsidiaries.
- ✓ Significant experience evaluating and accomplishing corporate restructurings.
- ✓ During his 15-year tenure as CFO, IDT (including all spin-offs) has compounded shareholder value at 25% a year compared to the S&P 500 at less than 10% annualized.



Carolyn Johnson

MJCO: 84% TSR (2019-2020)

- ✓ Former Chief Transformation Officer of American International Group, Inc. (NYSE: AIG), where her efforts resulted in ~$1 billion in cost savings.
- ✓ Drove significant value for shareholders during her board tenure at Majesco, LLC (formerly NASDAQ: MJCO).
- ✓ Significant experience supporting new CEOs and aligning incentives given compensation committee expertise.
- ✓ Led Annuities and Individual Life at Voya Financial, Inc. (NYSE: VOYA), including its sale to Apollo in 2018 for $1.1 billion.



Rani Hublou

TCS CN: 7% TSR (2020-present)

- ✓ Former Chief Marketing Officer of 8x8, Inc. (NASDAQ: EGHT), where she helped the go-to-market strategy increase revenue by 2x in highest margin business unit and reduce costs by 20%+ in lowest margin business unit.
- ✓ Current director of Tecsys Inc. (TSX: TCS), a supply chain software company, helping oversee a business model shift from perpetual to subscription license sales.
- ✓ Experience setting aligned compensation policies as a member of Tecsys' compensation committee.

We Believe Our Nominees Will Bring the Right Skillsets and Expertise to the Hasbro Boardroom

Director	HAS Board Tenure	Total Compensation from HAS	Appointed Under Hassenfeld	History of Outperformance at Other Public Companies?	Buyer of Hasbro Common Stock	Capital Allocation Expertise
Marcelo Fischer	N/A	N/A	N/A	✓	✓	✓
Rani Hublou	N/A	N/A	N/A	✓	✓	✓
Carolyn Johnson	N/A	N/A	N/A	✓	✓	✓
Rich Stoddart	8	$5,325,253	YES	✗	✗	✗
Lisa Gersh	12	$3,925,755	YES	✗	✗	✗
Edward Philip	20	$6,794,241*	YES	✗	✗	✗

*2003-2005 compensation is not reported in Hasbro's historical proxy statements. Alta Fox estimated compensation for 2003-2005 by taking an average of 2006 and 2007 compensation.

ALTA FOX CAPITAL

Source: SEC filings

Our Solution: A Vision for Better Governance, Capital Allocation and Strategic Planning

Establish a Disciplined Capital Allocation Framework

Structured with emphasis on returns-oriented metrics to ensure capital flows to the highest risk-adjusted return opportunities.

Improve Disclosure to Ensure Shareholders Can Properly Evaluate Hasbro

Increased disclosure of relevant KPIs for all operating segments as well as relevant metrics for announced acquisitions.

Introduce Capital Allocation Discipline and Strategic Transformation Experience to Enhance Board's Oversight

Independent and engaged directors acting to maximize value for all shareholders.

Align Executive Compensation with All Shareholders

Increased management accountability with compensation tied to value-enhancing metrics, rigorous targets and total shareholder return.

Today's Agenda

- Introduction
- Executive Summary
- **The Case for Boardroom Change**
  - **Persistent Strategic Missteps Driving Significant Underperformance**
  - Lack of Relevant Board Skills Hampering Effective Oversight
- Our Solution: Highly Qualified, Independent Nominees
- Appendix

The Current Board Has Overseen Long-Term Underperformance

Hasbro has consistently underperformed both the S&P 500 and its chosen consumer benchmark over the last five years.



Hasbro's Annualized Returns Have Underperformed
25%
20%
15%
10%
5%
0%
2.7%
15.0%
18.2%
7.0%
19.2%
21.1%
11.6%
15.4%
1.9%
5-Year TSR
3-Year TSR
1-Year TSR
Hasbro Annualized Return
S&P 500 Annualized Return
Russell 1000 Consumer Discretionary Index Annualized Return

Hasbro Total Shareholder Return Analysis

	5-Year TSR	3-Year TSR	1-Year TSR
Underperformance vs. S&P 500 Annualized Return	-94.6%	-47.1%	-3.8%
Underperformance vs. Russell 1000 Consumer Discretionary Index Annualized Return	-116.8%	-69.4%	9.8%

Source: Bloomberg. HAS and S&P 500 returns assume dividends are reinvested. Data through 2/16/22, the launch date of Alta Fox's campaign.

Additional information on pg. 76.

The Current Board Has Failed to Stem Long-Term Market Share Losses

- Despite investing more than $5 billion over the last four years in the Consumer business and spending shareholder capital on numerous acquisitions, **Hasbro has significantly underperformed against Mattel since 2019 on both top-line and bottom-line results.**

- In our view, Hasbro's Consumer business has underperformed on a macro-level, declining both in revenues and earnings, while industry retail toy sales have grown at ~4% over the last decade.

Urgent change is needed: in the last three months, Hasbro saw Disney move two of its key licensing contracts to Mattel, resulting in the loss of more than $300 million of revenue (nearly 10% of Consumer revenue). The long-term trend is poor, but market share losses are accelerating.

Summary of 2018-2021 Results

Company:	Annualized Revenue Growth	2018 EBITDA Margins	2021 EBITDA Margins
Hasbro[1]	-0.9%	12.0%	11.3%
Mattel	6.5%	1.9%	18.5%

*Note that these numbers reflect **organic** revenues of both businesses since 2018.*


Hasbro Toy & Games Sales vs Industry Growth²
(Indexed to 100)
160
140
120
100
80
FY2011
FY2012
FY2013
FY2014
FY2015
FY2016
FY2017
FY2018
FY2019
FY2020
FY2021
Hasbro Consumer Revenue (excluding WOTC and eOne)
US Toy Industry Sales at Retail

1. Alta Fox estimates for consumer segment, excluding eOne contribution. This does not adjust out Hasbro's $523M acquisition of Power Rangers. See appendix slide 72 for more details.
Source: Alta Fox, public filings.

2. This analysis does NOT adjust for the $300M+ in partner brand revenue Hasbro will be losing in 2023 for Disney Princess Frozen, Trolls, and Sesame Workshop (nearly 10% of Consumer revenues). It also does NOT adjust out for Hasbro's $523M acquisition of Power Rangers. See appendix slide 70 for more details.
Source: NPD, Euromonitor

Additional information on pgs. 67-69.

The Current Board Has a Record of Poor Capital Allocation and M&A

Investment	Date Announced	Price Paid / Amount Spent	Multiple Paid	Deal Rationale	Approved by Targeted Directors?	Result?
G.I. Joe Video Game	September 2021	$200 million+ once finished given AAA branding?[1]	Terms not disclosed.	Take a valuable consumer brand and turn it into a video game property.	3/3	**Likely Value-Destructive.** The G.I. Joe IP has not succeeded at the box office and video games are an extremely competitive category WOTC has not had much success in.
Transformers, Micronauts, Ouija Board Video Games	February 2021	Not disclosed.	N/A. Internal investment.	Use WOTC resources to develop games for HAS IP in-house.	3/3	**Likely Value-Destructive.** Like with G.I. Joe, Hasbro has tried to squeeze too much out of tired IP and will likely have poor returns of capital.
eOne	August 2019	$4.6 billion.	~18x Trailing Twelve Month ("TTM") EBITDA.	Develop TV shows and movies in-house for existing brands.	3/3	**Value-Destructive.** Hasbro's stock declined 9% the day of the deal and is still below the pre-deal price because Hasbro significantly overpaid.
Power Rangers	May 2018	$534 million.	Terms not disclosed, but HAS mentioned that the earnings impact in 2018 would be immaterial.	Sell toys related to Power Rangers and expand the media opportunities.	3/3	**Value-Destructive.** Hasbro paid more than half a billion for a deal with immaterial earnings impact. Power Rangers consumer interest has declined since the deal.
Transformers Card Game	2017	Not disclosed.	N/A. Internal investment.	Use WOTC resources to develop a Transformers trading card game.	3/3	**Value-Destructive.** After spending significant internal resources to develop the game, it is no longer sold.
Backflip	July 2013	$112 million.	Terms not disclosed, but Backflip's operating profit was negative in 2014.	Develop mobile games in-house.	2/3*	**Value-Destructive.** Hasbro wrote the acquisition down to zero less than three years later.

ALTA FOX CAPITAL

Source: public filings.

1. Alta Fox estimate based on industry checks for AAA video game budgets

*Stoddart was not on the Board when investment was made

Additional information on pg. 70.

Case Study: eOne Acquisition

In what we believe was both the defining moment and the greatest failure of the "Brand Blueprint" strategy, Hasbro acquired eOne in December 2019 for **$4.6 billion, nearly 1/3 of the Company's entire enterprise value at the time.**

- Hasbro paid a 31% premium to eOne's pre-deal share price, **nearly 18x TTM EBITDA,** to acquire eOne.
- To fund the acquisition, Hasbro issued more than 10 million shares of common stock, **diluting shareholders by more than 8%**, and **added more than $3 billion of debt** to the balance sheet.
  - eOne's CEO was awarded $12 million in entirely time-based equity grants following the completion of the acquisition.
- **Hasbro's shares declined 9% the day the deal was announced** and have continued to underperform since.
- Hasbro claimed that by 2022, eOne would drive $130 million in incremental run-rate EBITDA synergies between Consumer and Entertainment → instead, we estimate **that Consumer and Entertainment EBITDA will have declined by 10% or $79 million over that period.**[1]
- According to management, the majority of the eOne synergies have already been realized.[2] Either 1) Hasbro is lying about the synergies extracted from the deal or 2) its core business is deteriorating even faster than we thought under its "Brand Blueprint" strategy.

	TSR Since eOne Deal Announcement[3]
Hasbro	-8.4%
S&P 500	59.5%

EBITDA by Segment[1]	2019	2022E
Consumer	$587	$607
Entertainment	$148	$141
Corporate and Other	$77	-$15
Total EBITDA ex-WOTC	**$812**	**$733**
Change in EBITDA ex-WOTC		***-$79***
Decline in EBITDA %		***-10%***

We believe the costly and ill-advised eOne deal destroyed significant shareholder value.

1. Alta Fox estimates cited in initial Hasbro presentation, including corporate and other expense.
2. Hasbro Q1 2022 conference call

Source: Bloomberg normalized share price performance, public filings.
3. Source: Bloomberg. Data through 2/16/22

Shares Trade at a Punishing Discount to Five-Year Averages

Hasbro's NTM EV/EBITDA multiple trades at a significant discount to its five-year average of 12.5x, despite WOTC, Hasbro's most valuable business, more than doubling its EBITDA contribution to the group over that period.


Hasbro's NTM EV/EBITDA
16
15
14
13
12
11
10
9
8
Apr-16
Jul-16
Oct-16
Jan-17
Apr-17
Jul-17
Oct-17
Jan-18
Apr-18
Jul-18
Oct-18
Jan-19
Apr-19
Jul-19
Oct-19
Jan-20
Apr-20
Jul-20
Oct-20
Jan-21
Apr-21
Jul-21
Oct-21
Jan-22
Apr-22
NTM EV / EBITDA
5-Year Average


WOTC EBITDA (as % of HAS Total)
50%
40%
30%
20%
10%
0%
28%
42%
46%
2019
2020
2021

Source: Bloomberg. Public filings. Note that Hasbro only disclosed WOTC EBITDA through 2019.

Today's Agenda

Introduction

Executive Summary

The Case for Boardroom Change

Persistent Strategic Missteps Driving Significant Underperformance

Lack of Relevant Board Skills Hampering Effective Oversight

Our Solution: Highly Qualified, Independent Nominees

Appendix

The Current Board Apparently Refuses to Face Reality

Despite long-term underperformance, a significant waste of shareholder capital and negative shareholder feedback, **the incumbent Board seemingly refuses to assume accountability for its apparent failings and instead plans to spend $12 million fighting a significant shareholder.**[1] **We believe:**

- The Board refuses to take accountability for the fact that the "Brand Blueprint" strategy has failed to deliver adequate value for shareholders under its leadership.
- The Board refuses to acknowledge that the "Brand Blueprint" strategy has failed to show revenue and earnings growth in Hasbro's Consumer business (the prime beneficiary of this strategy) under its leadership.
- The Board refuses to recognize that Hasbro's only significant organic earnings growth over the last decade has come from WOTC, which has been hindered – rather than helped by this strategy.
- The Board refuses to assume accountability for mortgaging WOTC's cash flow for expensive, value-destructive acquisitions that to date have resulted in no benefits to WOTC.

Shareholders have an opportunity to install new directors with the requisite objectivity, track records of value creation and relevant skillsets to create enduring value and strengthen Hasbro.

1. https://www.sec.gov/Archives/edgar/data/0000046080/000119312522116371/d235661ddefc14a.htm

The Current Board Has Overseen Concerning Governance Practices

We believe there are significant governance issues at Hasbro, many of which can be traced back to what appears to be the Board's historic prioritization of the Hassenfeld family's interests over those of shareholders.

- **Highly Questionable Chairman (pg. 39)**
- **Insular, Private Company Culture (pg. 40)**
- **Misaligned Executive Compensation (pgs. 41-44)**
- **Lack of Effective Oversight of Strategy (pg. 45)**
- **Insufficient Investor Disclosure (pg. 46-47)**
- **Unwillingness to Collaborate with Shareholders (pg. 48)**
- **Defensive and Reactionary Board Expansion (pg. 49)**

Corporate Governance Issue #1: Highly Questionable Chairman

We believe Rich Stoddart is unqualified to be on any public company board – let alone Chairman of Hasbro.

- Mr. Stoddart's latest operating role was as CEO of Innerworkings (formerly NASDAQ: INWK), where results under his tenure were disastrous for shareholders.

- While investors lost nearly over two-thirds of the value of their investment in INWK, Mr. Stoddart made more than $13 million during his short tenure as CEO and even accepted a generous change-in-control bonus when the company was sold at a depressed price.

- Mr. Stoddart was previously CEO of Leo Burnett, an advertising agency, where he "presided over some major, demoralizing account losses, including the U.S. Army, Morgan Stanley and several chunks of Con Agra business."

- We contend Mr. Stoddart's primary qualification as a Hasbro director is that he was in the same 1985 Dartmouth College graduating class as the former CEO of Hasbro under whom he was appointed.



IWNK's Stock Declined 68.49% During Mr. Stoddart's Tenure
60
40
20
0
-20
-40
-60
-80
-100
4/5/2018
6/5/2018
8/5/2018
10/5/2018
12/5/2018
2/5/2019
4/5/2019
6/5/2019
8/5/2019
10/5/2019
12/5/2019
2/5/2020
4/5/2020
6/5/2020
8/5/2020
INWK
S&P 500


CHICAGO SUN-TIMES

More bad news for Burnett to chew on

Business

9 Jan 2007 AD NOTES

No matter how it's sliced or diced, the Altoids loss is but the latest major blow for Burnett leader Stoddart, who during his two-year tenure at Burnett has presided over some major, demoralizing account losses, including the U.S. Army, Morgan Stanley and several chunks of Con Agra business.



Dartmouth

Corporate Governance Issue #2: Insular, Private Company Culture

For decades, Hasbro has been run like a private company with an insular culture that we believe originated under the Hassenfeld family's reign.

We contend the consequences of this "family-first" mentality are clear:

- Hasbro underperformed the S&P 500 by more than 100% during Mr. Hassenfeld's 14-year tenure as CEO, while also underperforming Mattel by over 340%.
- When Mr. Hassenfeld's CEO tenure ended in May 2003, Hasbro's share price remained more than 30% below the market implied Mattel offer price in 1996.
- Hasbro has underperformed the S&P 500 by more than 200% since June 2010, when the Board rejected Providence Equity Partners' interest in acquiring the Company.[1]

While the Hassenfeld family may no longer hold a controlling stake in Hasbro, we believe Hasbro's boardroom still contains the same insular, controlled-company culture today. **With the exception of the new directors added just weeks ago in response to our campaign, all current independent Board members were appointed during Mr. Hassenfeld's tenure.** Based on our interaction with the Board to date, we have concluded that it lacks the objectivity to properly evaluate the Company's performance, governance and go-forward strategy.

1. If we assume that Providence Equity Partners would have paid a 30% acquisition premium to take Hasbro private and factor that into our analysis of the Board's performance, Hasbro would have underperformed the S&P 500 by almost 300%.
Source: Bloomberg

Corporate Governance Issue #3: Misaligned Executive Compensation

5-Year Hasbro Performance vs. Pay			
Cumulative 5-Year Hasbro Total Management & Board Compensation	Cumulative 5-Year Hasbro Total CEO Compensation	Cumulative 5-Year Hasbro Total Shareholder Return	Cumulative 5-Year S&P 500 Total Shareholder Return
$218,267,017	$78,679,581	14.1%	108.7%


Hasbro Total CEO Compensation
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
+126%
2017
2018
2019
2020
2021


Hasbro Total Management & Board Compensation
$70,000,000
$60,000,000
$50,000,000
$40,000,000
$30,000,000
$20,000,000
$10,000,000
$0
+110%
2017
2018
2019
2020
2021

Prior to Alta Fox's engagement, **none of the current Directors** had ever bought a single share of Hasbro stock on the open market – indicating a clear misalignment with suffering shareholders.[1]

Alta Fox has no confidence in the Board's ability to align executive compensation with the success of shareholders and believes the Compensation Committee needs to be meaningfully refreshed.

Source: Proxy filings, Bloomberg. HAS and S&P 500 returns assume dividends are reinvested. Data through 2/16/22, the launch date of Alta Fox's campaign.
1. Filings show that Michael Burns and Chris Cocks recently purchased shares following our criticism of the Board's lack of open market purchases.

Corporate Governance Issue #3: Misaligned Executive Compensation (Continued)

Hasbro's Compensation Committee – chaired by Ms. Gersh – has consistently lowered performance targets despite declining performance, allowing management compensation to rise while shareholders have suffered.

Annual Executive Compensation Targets

	Revenue	y/y %	EBIT Margin	FCF	y/y %
2018	**$5,329,612**	1%	15.90%	$615,737	17%
2019	$4,791,132	-10%	14.00%	$534,762	-13%
2020	$6,283,077	4%*	14.70%	$467,606	-13%
2021	**$5,969,053**	-5%	13.70%	$451,000	-4%

Hasbro's CEO compensation was **279%** higher in FY21 than in FY18, despite organic revenue targets being **11.7%** lower than 2018 levels.

Hasbro 2021 Organic Revenue Target Analysis	
2018 Organic Revenue Target	$5,329,612
2021 Organic Revenue Target	$4,708,346

-11.7%

Hasbro CEO Comp	Total Compensation
FY18	**$8,499,623**
FY19	$17,960,878
FY20	$16,668,010
FY21	**$23,714,681**

+279%

ALTA FOX CAPITAL

*growth rate is adjusted for eOne's inorganic revenue contribution
Source: SEC filings

Additional information on pg. 71.

Corporate Governance Issue #3: Misaligned Executive Compensation (Continued)

Hasbro's CEO position receives the third-highest compensation among peers of immediately similar size, yet the Company's three-year cumulative TSR was fourth-lowest in the group.

	FY21 CEO Compensation	3-Year TSR
Minimum	**$4,162,400**	**18%**
1st quartile	$10,111,326	64%
2nd quartile	$13,410,774	144%
3rd quartile	$16,600,482	206%
Maximum	**$68,090,432**	**1117%**
Hasbro	**$26,844,914**	**37%**

Hasbro Rank Out of 31 Companies (High to Low)	
Three-Year TSR	27th out of 31
FY21 CEO Comp	3rd out of 31

Using Bloomberg, we ran a public screen for consumer companies to examine Hasbro's relative compensation.

Bloomberg Screen Criteria:
US listed Consumer Discretionary Subcategories:

1. Consumer Discretionary Products
2. Consumer Discretionary Retail
3. Consumer Discretionary Wholesale

We sorted the output by market capitalization and compared Hasbro's CEO compensation and TSR with the 15 consumer companies of immediately greater size and 15 consumer companies of immediately smaller size. Hasbro scored in the highest quartile of compensation, but the worst quartile for three-year TSR.


Total FY21 CEO Comp vs 3-Year TSR
(For Peers of Immediately Similar Size)
3-Year Cumulative Total Shareholder Return
350%
300%
250%
200%
150%
100%
50%
0%
$0
$5,000,000
$10,000,000
$15,000,000
$20,000,000
$25,000,000
$30,000,000
$35,000,000
FY21 CEO Compensation (USD)
POOL
LAD
BBWI
WSM
DHI
TSCO
FBHS
RACE
APTV
NVR
LKQ
MAS
WHR
PHM
KMX
BBY
MAT
BURL
ULTA
MHK
AAP
GPC
ROST
BWA
NWL
VFC
HAS
Three-Year S&P 500 TSR of 100%

Dates for TSR: 12/31/2018-12/31/2021
Graph removes GME, CAR, LEN, and BLDR for visualization purposes. All are top quartile TSR performers.

Corporate Governance Issue #3: Misaligned Executive Compensation (Continued)

While CEO compensation for Mattel is also high vs. peers, Mattel's performance targets have increased meaningfully over time, while Hasbro's have been consistently lowered.

- 65% of Mattel's annual cash incentive is tied to EBITDA growth. More so than revenue, margins or free cash flow (Hasbro's targets), we believe organic EBITDA is a good barometer for growth in intrinsic value as it is comparatively difficult to manipulate.
- Hasbro's compensation dramatically exceeded Mattel's in FY21 as Hasbro's performance targets were continuously lowered and despite its stock price significantly underperforming both the market and Mattel.

Mattel Annual Executive Compensation Targets

	Revenue	y/y %	Gross Margin	EBITDA	y/y %
2018	$4,503,000		41.80%	$127,000	
2019	$4,506,000	0%	42.20%	$358,000	182%
2020	$3,987,000	-12%	45.80%	$402,000	12%
2021	$4,865,000	22%	48.10%	$516,000	28%

Hasbro Annual Executive Compensation Targets

	Revenue	y/y %	EBIT Margin	FCF	y/y %
2018	$5,329,612		15.90%	$615,737	
2019	$4,791,132	-10%	14.00%	$534,762	-13%
2020	$6,283,077	4%*	14.70%	$467,606	-13%
2021	$5,969,053	-5%	13.70%	$451,000	-4%

CEO Compensation	2019	2020	2021
HAS	$17,960,878	$16,668,010	$23,714,681
MAT	$15,514,997	$15,623,432	$16,128,895
HAS (-) MAT	**$2,445,881**	**$1,044,578**	**$7,585,786**
Annual TSR			
HAS	33.42%	-8.40%	11.90%
MAT	35.60%	28.80%	23.70%
HAS (-) MAT	**-2.18%**	**-37.20%**	**-11.80%**

We believe the superior alignment of management and shareholder incentives is demonstrated in both Mattel's TSR and fundamental performance.

ALTA FOX CAPITAL

*growth rate is adjusted for eOne's inorganic revenue contribution
Source: SEC filings

Corporate Governance Issue #4: Lack of Strategic Oversight

Under the existing Finance Committee, Hasbro's Board has exhibited consistently poor capital allocation, a lack of financial discipline and a complete inability to effectively assess the Company's stale strategy in our view.

- ✗ Declining revenue/EBITDA in Hasbro's Consumer business over the past decade despite significant focus and reinvestment.
- ✗ Numerous value-destructive acquisitions that appear to have wasted shareholder capital and served to further complicate the investor narrative.
- ✗ Failure to reinvest in Hasbro's best-performing asset (WOTC), instead remaining hyper-focused on Hasbro's Consumer and Entertainment businesses.
- ✗ Poor strategic planning has resulted in a suboptimal corporate structure and a significant holding company discount implied by the market for WOTC.

"*Hasbro has a long-established Board Finance Committee, which assists the Board in overseeing the Company's annual and long-term financial plans, capital structure, use of funds, investments, financial and risk management and proposed significant acquisitions and other transactions. The Finance Committee's mandate is to ensure disciplined capital allocation and that* ***all capital allocation decisions are in the best interests of shareholders****.*"

- Company press release dated April 25, 2022

As further evidence of the Board's tone-deaf behavior, Hasbro suggests a capital allocation committee is not needed – and that its function is already served by the current Finance Committee.

Additional information on pg. 72.

Corporate Governance Issue #5: Poor Disclosure

If a board and management team wanted to intentionally make it difficult for investors to ascertain true performance and appropriately value their business, they would likely do some of the following:

Disclosure Issues	Relevant Segment
1) Not disclose fastest growing, highest margin segment until it reaches >40% of EBITDA.	• WOTC
2) Make multiple material acquisitions while reclassifying portions of the new businesses into various other segments to obscure underlying organic results.	• Consumer, Entertainment
3) Refuse to disclose sales by key franchises, making it impossible for investors to judge management's success in driving long-term *sustainable* growth.	• Consumer, WOTC
4) Change segment disclosure three times in the last decade.	• All segments
5) Have an unexplained corporate segment that swung from a large profit pre-acquisition in pro forma historical numbers to a meaningful loss post-acquisition.	• Corporate and other adjusted EBITDA
6) Spend over $1 billion annually on content and video game development without disclosing what projects are being funded, the split between expensed and capitalized development and the expected return and timeline of internal projects.	• Entertainment, WOTC

Hasbro has done all of the above. Perhaps this has been done intentionally to mask weak underlying organic performance in Hasbro's consumer business – the most iconic facet of the Hassenfeld legacy.

Additional information on pg. 72.

Corporate Governance Issue #5: Poor Disclosure (Continued)

We view Hasbro's opaque disclosure practices under the incumbent Board as one of the contributing factors to why the Company trades at a significant discount to its intrinsic value.

The SEC has also taken issue with Hasbro's poor disclosure. In September 2020, the SEC sent a letter to Hasbro requesting more disclosure surrounding MTG Arena and Hasbro's core franchises.

> We note your chart disclosing the change in net revenues by brand portfolio for each year in the three years ended December 29, 2019. In the accompanying discussion of the variances, by portfolio, you identify component product brands and discuss the general impact they had on the growth, or decline, in net revenues **but do not otherwise quantify their impact**. In future filings, please revise your disclosures to quantify the reasons for the change in order for an investor to discern the relative contribution of each of the multiple components cited to the total change. The impacts of material variances in identified components that offset each other should be separately disclosed, **quantified**, and discussed rather than netting them. Please provide us with examples of your intended disclosures based on current financial results. Refer to FR-72 for additional guidance.

At the heart of its disclosure issue is that Hasbro has, in our view, a cultural problem with accountability.

- Hasbro spent >$500 million on Power Rangers yet refused to tell investors its revenue/EBITDA contribution at the time, or its subsequent contribution to earnings power, making it impossible for investors to hold management accountable.

Unfortunately, Hasbro's attitude toward disclosure is not improving.

- Even with Hasbro's latest acquisition of D&D Beyond for $146 million in April 2022, Hasbro did not provide trailing revenue or EBITDA figures for the target, expected contribution for FY22 or expected contribution for FY23. The Company only disclosed that the acquisition would be immaterial in FY22 and accretive in FY23. Claiming that an *all-cash* offer will be accretive only one year from now is emblematic of how Hasbro continues to leave investors in the dark.[1]

ALTA FOX CAPITAL

1. https://investor.hasbro.com/news-releases/news-release-details/hasbro-acquire-dd-beyond-fandom

Source: SEC filings

Corporate Governance Issue #6: Unwillingness to Collaborate with Shareholders

Alta Fox's campaign highlighted the value of WOTC, which was previously hidden to much of the market due to Hasbro's lack of proper disclosure on the segment's performance.

Despite sell-side community support of some of Alta Fox's ideas, including the prioritization of WOTC, **Hasbro's Board swiftly rejected our idea for a financial or operational spin-off of WOTC without providing the details of its rationale or analysis with shareholders.**

In light of the Board's apparent credibility issues, **we find it hard to believe that the Company comprehensively and objectively evaluated strategic alternatives for the unit.**

We believe shareholders deserve a detailed explanation of the Board's purported evaluation, and **the analysis should be re-examined with independent directors focused on creating shareholder value** rather than preserving the Hassenfeld family legacy.

"*We think this activist involvement is a win-win. Even if HAS does not choose a spinoff path at this point, investors' eyes are now more focused on what the Wizards business means for HAS long-term - that the higher growth of this super-high margin business should drive HAS' overall profit margin higher over time.*" - D.A. Davidson & Co., Feb. 18, 2022

D|A DAVIDSON

"*On the eve on Alta Fox's debut, HAS was a $97 stock. Today it gets started $85.50 and that puts it well below where it was five years ago. Alta Fox may not have a big name in the activist world, but the company's record is so ordinary that the company can't just brush this off. To do so would be awfully cocky (pun intended).*" - Gordon Haskett, March 25, 2022

GH GORDON HASKETT RESEARCH ADVISORS

Additional information on pg. 74.

Corporate Governance Issue #7: Defensive, Reactionary Board Expansion

Overview of Key Dates in Alta Fox's Engagement with Hasbro

November 2021
Alta Fox holds calls with Hasbro's IR team and management regarding strategy and performance.

December 2021
Alta Fox requested a meeting with Hasbro's Board six separate times before being granted a meeting with two directors to discuss its concerns with capital allocation, strategy and performance.

Jan. 7, 2022
Alta Fox suggests a cooperative Board refreshment and exploration of a spin-off of WOTC.

Feb. 16, 2022
Alta Fox nominates alternate director candidates.

March 2022
Alta Fox repeatedly attempts to engage in meaningful settlement talks, but Hasbro refuses to add a shareholder-nominated director.

April 4, 2022
Hasbro expands its Board from 11 to 13 members.

Today

"*By refusing to settle or take them seriously at all the mgmt. team* ***is arguably confirming the activists point that they are an entrenched and "family run"*** *company/board that believes they are "protected" and don't care about outsider views.*"

- Jefferies Group LLC, March 31, 2022

Jefferies

Why We Are Seeking to Remove Chairman Stoddart (8-Year Tenure)

We Believe Chairman Stoddart lacks relevant qualifications and experience to serve on Hasbro's Board – let alone serve as interim CEO and Chairman – and has overseen significant value destruction during his tenure.

- x **Lack of Relevant Expertise:** Mr. Stoddart lacks public company board experience and capital allocation, technology and strategic planning expertise.

- x **Track Record of Value Destruction:** As CEO of Innerworkings, Mr. Stoddart oversaw a 68.49% share price decline while collecting more than $13 million in compensation in addition to a generous control bonus when the company was sold at a depressed price.

- x **Lack of Independence:** Mr. Stoddart's primary qualification when he was appointed to the Board appears to have been that he was in the same 1985 Dartmouth College graduating class as the former CEO of Hasbro under whom he was appointed.

- x **Insufficient Ownership:** Mr. Stoddart, like every other independent incumbent prior to Alta Fox's involvement, has never purchased shares of Hasbro on the open market, demonstrating a lack of alignment with shareholders.

- x **Apparent Arrogance:** Mr. Stoddart has made the disappointing choice to lead Hasbro into an expensive and distracting proxy fight at the outset of Mr. Cocks' CEO tenure, rather than listen to shareholders and negotiate in good faith with Alta Fox to reach a reasonable compromise. We believe Mr. Stoddart's arrogance has infected the rest of the Board and needs to be removed from the boardroom to give Mr. Cocks a chance to succeed and set the foundation for a new and improved Board culture.

Source: SEC filings. Bloomberg.

Why We Are Seeking to Remove Ms. Gersh (12-Year Tenure)

As Chair of the Compensation Committee, We believe Ms. Gersh is directly responsible for Hasbro's excessive and unjustifiable executive compensation practices amid chronic underperformance and dismal shareholder returns.

- x **Ineffective Directorship:** It is clear to us that Ms. Gersh lacks the objectivity and discipline to effectively oversee management given that management's performance targets have been consistently lowered despite chronic underperformance and dismal shareholder returns.

- x **Track Record of Value Destruction:** During Ms. Gersh's tenure as President and later CEO, Martha Stewart delivered a negative 30% annualized return for shareholders. She is currently on the Board of a poorly performing SPAC, MoneyLion Inc., which has returned -84% to shareholders since IPO in 2020.

- x **History of Poor Decision-Making:** During her tenure at Martha Stewart, Ms. Gersh appears to have forced the company into non-compliance with Macy's by allowing exclusive products to also be sold at JCPenney. Macy's sued the company and litigation was not resolved until 2017.[2]

- x **Insufficient Ownership:** Ms. Gersh, like every other independent incumbent prior to Alta Fox's involvement, has never purchased shares of Hasbro on the open market, demonstrating an apparent lack of alignment with shareholders.

1. https://www.sec.gov/Archives/edgar/data/0001062292/000114420410036514/v189877_8k.htm
2. https://www.reuters.com/article/us-jc-penney-macy-s-marthastewart-settle/macys-j-c-penney-settle-martha-stewart-litigation-idUSKBN15H2UB

Source: SEC filings. Bloomberg.

Why We Are Seeking to Remove Mr. Philip (19-Year Tenure)

We believe it is time for Mr. Philip, the longest-serving Board member, to finally move on following years of financial underperformance and a seemingly ineffective stint as Chair of the Compensation Committee.

- x **Excessively Long Tenure:** Mr. Philip has served on the Board for nearly 20 years, collected >$5.9M in compensation, and was on the Board during Hasbro's swift dismissal of Providence Equity Partners in 2010. Given his long tenure, it is hard to imagine the Board has not already gotten the benefit of Mr. Philip's insights and experience. We believe it is well past time for him to move on.

- x **Inability to Effectively Oversee Management:** As a member of the Compensation Committee for over a decade, we believe Mr. Philip is responsible for Hasbro's 2014 say-on-pay failure and the Company's rising executive and Board compensation amid underperforming returns.

- x **Lack of Apparent Focus on Hasbro:** We question how Mr. Philip is even able to focus on Hasbro given that he currently serves on the boards of five other companies, including a poorly performing SPAC, Blade Air Mobility Inc. (NASDAQ: BLDE) and the underperforming United Airlines (NASDAQ: UAL).

- x **Insufficient Ownership:** Mr. Philip, like every other independent incumbent prior to Alta Fox's involvement, has never purchased shares of Hasbro on the open market, demonstrating a lack of alignment with shareholders.

- x **Apparent Entrenchment:** The fact that Mr. Philip, who is woefully over-tenured by any reasonable standard, appears to have been unwilling to step down as part of Hasbro's defensive Board refresh after spending two decades on the Board suggests serious entrenchment issues.

Source: SEC filings. Bloomberg.

Today's Agenda

Our Solution: A Highly Qualified, Independent Slate

We believe our nominees possess the right skills and experience to turn around Hasbro's ineffective strategy, underperformance and poor corporate governance.



Marcelo Fischer

- ✓ Capital allocation and financial expertise.
- ✓ Public company CFO experience.
- ✓ Track record of making disciplined, focused investments in IDT's many different subsidiary companies.
- ✓ Corporate structure expert with spin-off experience and acumen.
- ✓ Track record of value creation in the public markets.

Chief Financial Officer, IDT Corporation (NYSE: IDT)



Carolyn Johnson

- ✓ Business transformation and corporate governance expertise.
- ✓ Fortune 500 public company c-suite experience.
- ✓ Public company compensation and audit committee experience.
- ✓ History of executing several successful complex transactions totaling billions of dollars.
- ✓ Track record of value creation.

Former Chief Transformation Officer of American International Group, Inc. (NYSE: AIG) & Chief Executive Officer of Annuities and Individual Life at Voya Financial, Inc. (NYSE: VOYA)



Rani Hublou

- ✓ Strategic planning expertise.
- ✓ Significant supply chain and technology knowledge, including SaaS.
- ✓ Proven corporate leader with experience driving revenue growth and reducing costs.
- ✓ Public company compensation committee experience.
- ✓ Subscription-based revenue model transition expertise.
- ✓ Track record of value creation.

Former Chief Marketing Officer of 8x8, Inc. (NASDAQ: EGHT) & Chief Product Officer at Comprehend Systems, Inc.

We Believe Our Nominees Will Bring the Right Skillsets and Expertise to the Hasbro Boardroom

Director	HAS Board Tenure	Total Compensation from HAS	Appointed Under Hassenfeld	History of Outperformance at Other Public Companies?	Buyer of Hasbro Common Stock	Capital Allocation Expertise
Marcelo Fischer	N/A	N/A	N/A	✓	✓	✓
Rani Hublou	N/A	N/A	N/A	✓	✓	✓
Carolyn Johnson	N/A	N/A	N/A	✓	✓	✓
Rich Stoddart	8	$5,325,253	YES	✗	✗	✗
Lisa Gersh	12	$3,925,755	YES	✗	✗	✗
Edward Philip	20	$6,794,241*	YES	✗	✗	✗

*2003-2005 compensation is not reported in Hasbro's historical proxy statements. Alta Fox estimated compensation for 2003-2005 by taking an average of 2006 and 2007 compensation.

Source: SEC filings

Marcelo Fischer Bio

Marcelo Fischer has a strong background in disciplined capital allocation, corporate finance, strategic transactions and the consumer and technology sectors.


STOCK E

- Currently the Chief Financial Officer of IDT Corporation ("IDT") (NYSE: IDT), a multinational provider of cloud communications and financial services, and has also served as the CFO of IDT Telecom since June 2007. During Mr. Fischer's tenure as CFO, IDT (inclusive of all spin-off transactions) has compounded shareholder value at 25% a year compared to the S&P 500 at less than 10% annualized.
- Continues to play a key role in unlocking shareholder value at IDT with several successful spin-offs executed historically at IDT and two new spin-offs currently in the works. Importantly, Mr. Fischer has been instrumental in promoting investor transparency across complicated and unrelated business segments while at IDT.
- Received a B.A. in Economics from the University of Maryland and an M.B.A. in Finance from the New York University Stern School of Business.
- **We believe Mr. Fischer's significant capital allocation experience, cost discipline and demonstrated track record of value creation in public markets through optimizing corporate structures and promoting investor transparency make him highly qualified to help solve the existing challenges at Hasbro.**

Endorsements for Mr. Fischer

"I have come to admire Marcelo's integrity, trustworthiness and incredible work ethic. Because of his personal qualities and financial expertise, he has become a trusted and indispensable leader within our management team. Marcelo would be an invaluable addition to any Board."

Howard Jonas – Founder and Chairman of IDT Corporation (NYSE: IDT)

"Marcelo's corporate management and governance expertise have been honed during his three-plus decades of public company financial progression and leadership. His capital allocation insights and unwavering commitment to financial discipline are tools that he leverages to create value across a wide range of strategic landscapes."

Stephen Gross – Trustee and Member of Investment Committee of H&R Real Estate Investment Trust (HR.UN:CA) and Director of Cross River Bank FDIC

"Marcelo is an exceptional leader adept at identifying strategic opportunities, making tough decisions, and rigorously executing to achieve common goals. He does all of this in a positive way – building consensus and forging new alliances to get the job done. In that regard, he is particularly well-suited for a Board that wishes to drive strategic change while building long-term value."

Hon. Jim Courter – Of Counsel of Lavery, Selvaggi, Abromitis & Cohen, PC, former Vice-Chairman of Genie Energy (NYSE: GNE) and former U.S. Congressman

Carolyn Johnson Bio

Carolyn Johnson has a proven track record delivering shareholder value through her experience as a business transformation leader and corporate governance expert with compensation committee and asset sale experience.



- As a director of Majesco, LLC (formerly NASDAQ: MJCO), she oversaw an 84% annualized total shareholder return. Ms. Johnson helped negotiate the ultimate sale price of Majesco to Thoma Bravo, which improved from $13.10 to $16.00, a greater than 100% premium to Majesco's pre-deal trading price. She also served on Majesco's compensation committee.
- Recently served as the Chief Transformation Officer of American International Group, Inc. (NYSE: AIG), an international insurance organization where she engaged with shareholders on an actionable go-forward plan, resulting in $250 million of cost savings in the first eight months and developing a roadmap to $1 billion in savings over a three-year period.
- Previously held the position of Chief Executive Officer of Annuities and Individual Life at Voya Financial, Inc. (NYSE: VOYA), an insurance company. After leading the division for four years, Ms. Johnson led its sale to Apollo in 2018 for $1.1 billion.
- Throughout her career, Ms. Johnson has successfully collaborated with and supported new and incoming CEOs.
- Received a B.S. in Business Administration with a focus in Finance from California State University, Los Angeles and completed the Finance for Senior Executives course at Harvard Business School.
- **We believe Ms. Johnson's relentless focus on creating shareholder value, director and operator experience, corporate governance and compensation expertise, and success executing complex transactions and transformations, would provide significant value to the Board in light of its strategic execution and governance failures to date.**

Source: SEC filings. Bloomberg.

Endorsements for Ms. Johnson

“As a relatively new CEO at that time, I found her experience in the C-Suite very helpful. She was a supportive, inquisitive and positive member of the board. She collaborated well with senior management and the rest of the board, which helped our success at a critical juncture.”

Adam Elster – Chief Executive Officer of Majesco (formerly NYSE: MJCO)

“During a time of great change, her actions led to many successful decisions that created value for the company. […] Carolyn had, and continues to have, the unique ability to build collaborative solutions--focused on coming together as a team--to help drive improvements that ultimately benefited the company, employees and clients.”

Christine Hurtsellers – Chief Executive Officer of Voya Investment Management

“Carolyn has experience in transformational leadership, a straightforward and collegial communications style, and strong interpersonal skills. Carolyn worked directly with me on the Compensation Committee (which I chaired) as we developed new executive compensation systems, assimilated a new CEO and sought to change the corporate culture from a services orientation to an innovative software product delivery team.”

Bob Restrepo – former director of Majesco (formerly NYSE: MJCO) and former Chairman, Chief Executive Officer and President of State Auto Insurance companies

Rani Hublou Bio

Rani Hublou is a proven corporate leader with vast experience in strategic planning – including overseeing subscription-based revenue model transitions – product innovation, supply chain management, corporate governance, and marketing.



- Former Chief Marketing Officer of 8x8, Inc. (NASDAQ: EGHT), Chief Product Officer of Comprehend Systems, Inc. and Chief Marketing Officer and Sales Executive at PSS Systems, Inc. (acquired by International Business Machines (NASDAQ: IBM)).
- As head of 8x8's go-to-market strategy, she helped increase revenue by 2x in highest margin business unit and reduce costs by 20%+ on lowest margin business unit.
- At PSS Systems, she transformed the company from on-premise to a SaaS model, increased revenue by 40x and delivered 100x of valuation from start to its eventual sale to IBM.
- Former strategic consultant at McKinsey & Company, Inc., a leading management consulting firm.
- Director of Tecsys Inc. (TSX: TCS), a supply chain management software company, where she is overseeing a business model transformation from perpetual to subscription license sales. Ms. Hublou also serves on the compensation committee and has aligned management performance targets according to Tecsys' transformation goals.
- Received an M.S. and a B.S. in Industrial Engineering from Stanford University.
- **We believe Ms. Hublou's deep strategy experience in areas such as transitioning businesses to subscription-based revenue models and navigating complex supply chains would add significant value to the Board given Hasbro's complex supply chain and numerous DTC subscription opportunities within its core franchises.**

Endorsements for Ms. Hublou

"Grasping the big picture, needing to understand the "Why?", drilling down on the marketing strategy and measurable results is what Rani does best. [...] her overall grasp of the business game plan makes her feedback, questions, and ideas highly valued by our CEO and senior management."

David Brereton - Executive Chairman of Tecsys, Inc. (OTCMKTS: TCYSF)

"In my 27 years as a venture capitalist, Rani is one of the very few marketing executives I've worked with who truly understands marketing at a deep, strategic level. She has an uncanny ability to truly understand customers and what drives them emotionally, which is really the key. Rani is also exceptional at putting her finger on the core issues that drive repeatable growth and being able to clearly articulate them."

Peter Nieh - Partner and Co-Founder of Lightspeed Venture Partners

"[...] I can attest to her strong analytical mindset and go to market expertise. My direct experience is that she leads collaboratively and with integrity. Her strategic perspectives on complex business models and depth of operational expertise are ideal for a public company board."

Venkat Nagaswamy – Chief Marketing Officer of Mitel Networks Corporation

Our Solution: A Vision for Better Governance, Capital Allocation and Strategic Planning

Establish a Disciplined Capital Allocation Framework

Structured with emphasis on returns-oriented metrics to ensure capital flows to the highest risk-adjusted return opportunities.

Improve Disclosure to Ensure Shareholders Can Properly Evaluate Hasbro

Increased disclosure of relevant KPIs for all operating segments as well as relevant metrics for announced acquisitions.

Introduce Capital Allocation Discipline and Strategic Transformation Experience to Enhance Board's Oversight

Independent and engaged directors acting to maximize value for all shareholders.

Align Executive Compensation with All Shareholders

Increased management accountability with compensation tied to value-enhancing metrics, rigorous targets and total shareholder return.

Vote the GOLD Proxy Card for Change

Shareholders can support fresh, highly qualified perspectives in the boardroom and strengthen Hasbro by voting on the GOLD proxy card to elect Alta Fox's independent nominees at the 2022 Annual Meeting.

VOTE ON THE
GOLD PROXY CARD

WWW.STRENGTHENHASBRO.COM

Today's Agenda

- Introduction
- Executive Summary
- The Case for Boardroom Change
  - Persistent Strategic Missteps
  - Poor Governance Practices
- Our Solution: Highly Qualified, Independent Nominees
- **Appendix**

1996: Mattel Offers to Buy the Business

In January 1996, Mattel offered to buy Hasbro in an all-equity transaction for a **73% premium**. Rather than recognizing immediate value for shareholders, Mr. Hassenfeld rejected the offer. When Mr. Hassenfeld's tenure as CEO ended in 2003, Hasbro's stock was **more than 30% below** Mattel's 1996 offer price, resulting in significant value destruction for Hasbro's shareholders.

- Rather than taking the best action for shareholders and accepting the immediate, value-enhancing offer from Mattel, Mr. Hassenfeld quickly rejected the offer on frivolous antitrust grounds.
- According to Mattel's CEO, Hasbro used "scorched earth tactics" to reject the deal, persuading Rhode Island legislators "to pass a law-making takeover attempts more difficult."
    - The Hassenfeld-inspired law prevented owners of 10% or more of a company's stock to call a special meeting of shareholders.[1]

Hasbro vs. S&P 500
Indexed to 100



300
250
200
150
100
50
0
1/25/1996
1/25/1997
1/25/1998
1/25/1999
1/25/2000
1/25/2001
1/25/2002
1/25/2003
S&P 500
HAS

Hasbro's total shareholder return from 1996-2003 failed to reach 73%.

1. Bloomberg Business News U.S. Page One: Feb 2, 1996

ALTA FOX CAPITAL

2010: Dismissal of Providence Equity Partners

In June 2010, Providence Equity Partners approached Hasbro's Board with interest in acquiring the business. Once again, under Mr. Hassenfeld's influence, the Board rejected the suitor, resulting in significant value destruction for shareholders as Hasbro's stock went on to underperform the S&P 500 by more than 200%.

- Not only did Hasbro rebuff Providence Equity Partners, but multiple accounts suggest that the Board was unwilling to sell the business for any price – a clear violation of Mr. Hassenfeld's 1996 pledge to do right by shareholders.[1]
- Per Toy News International: *"According to CNBC, sources have confirmed for them that there is zero chance a deal will occur between Hasbro and the firm Providence Equity Partners. The firm did approach Hasbro approximately 6 weeks ago about a possible deal, which in turn was declined by Hasbro's board.* ***According to some sources, a deal will NEVER be considered*** *and that there is nothing to yesterday's story from the WSJ about talks going on for a possible leverage buyout."*[2]

Hasbro vs. S&P 500
Indexed to 100 Assuming No Premium



600
500
400
300
200
100
0
6/25/2010
6/25/2011
6/25/2012
6/25/2013
6/25/2014
6/25/2015
6/25/2016
6/25/2017
6/25/2018
6/25/2019
6/25/2020
6/25/2021
S&P 500
HAS

Hasbro has underperformed the S&P 500 by more than 200% since Providence Equity Partners approached the Company about a buyout.

1. https://toynewsi.com/news.php?itemid=16035
2. https://www.marketwatch.com/story/hasbro-says-not-interested-in-selling-company-2010-06-2

Case Study: Power Rangers Acquisition

- Hasbro acquired the Power Rangers IP in June 2018 from Saban Brands, the creator of Power Rangers.
- The transaction was valued at $534 million, which included the issuance of $270 million of HAS common stock (~3.1 million shares, or ~2.5% of then outstanding shares).
- Despite the size of the transaction, Hasbro did not disclose any financial metrics related to the acquisition or, specifically, Power Rangers.
- In the first full year of ownership (2019), the Hasbro reporting segment that included Power Rangers (Emerging Brands) reported a less than $20 million annual revenue increase.
  - This is another example of extremely poor investor disclosure and is, in our view, reflective of a Board that cares little for its shareholders.
- **This leads us to believe that Hasbro paid a significant price for Power Rangers, which generated an insignificant amount of revenue and earnings post-synergies.**

Hasbro

Hasbro Closes Acquisition of Saban Properties' Power Rangers and other Entertainment Assets

June 12, 2018

PAWTUCKET, R.I.--(BUSINESS WIRE)--Jun. 12, 2018-- Hasbro, Inc. (NASDAQ: HAS) today announced it has closed the previously announced acquisition of Saban Properties' Power Rangers and other Entertainment Assets. The transaction was funded through a combination of cash and stock valued at $522 million.

"Power Rangers will benefit from execution across Hasbro's Brand Blueprint and distribution through our omni-channel retail relationships globally," said Brian Goldner, Hasbro's chairman and chief executive officer. "Informed by engaging, multi-screen entertainment, a robust and innovative product line and consumer products opportunities all built on the brand's strong heritage of teamwork and inclusivity, we see a tremendous future for Power Rangers as part of Hasbro's brand portfolio."

Hasbro previously paid Saban Brands$22.25 million pursuant to the Power Rangers master toy license agreement, announced by the parties in February of 2018, that was scheduled to begin in 2019. Those amounts were credited against the purchase price. Upon closing, Hasbro paid $131.23 million in cash (including a $1.48 million working capital purchase price adjustment) and $25 million was placed into an escrow account. An additional $75 million will be paid on January 3, 2019. These payments are being funded by cash on the Company's balance sheet. In addition, the Company issued 3,074,190 shares of Hasbro common stock to Saban Properties, valued at $270 million.

The transaction, including intangible amortization expense, is not expected to have a material impact on Hasbro's 2018 results of operations.

Case Study: G.I. Joe AAA Video Game

- In September 2021, WOTC announced it would be making a AAA G.I. Joe Action Adventure Game[1] in another one of Hasbro's attempts to revive the dormant IP following the, in our view, extremely disappointing release of the Snake Eyes G.I. Joe movie released in 2021 ("Snake Eyes").
- To add perspective on just how poorly Snake Eyes flopped, the film grossed <$40 million in box office returns vs. a stated budget of $88 million and an estimated breakeven point of $160-175 million by industry insiders.[2,3]
- In light of the countless reinvestment opportunities WOTC has in the MTG and D&D ecosystems, **we find it alarming that Hasbro's Board is "allowing"** (incentivizing? pushing? forcing?) **WOTC to invest such a meaningful portion of its R&D budget into an IP that consumers clearly have little appetite for.**
- *Ex-employees we have spoken with believe this is a poor allocation of WOTC resources and are skeptical that the game will be successful.*



Wizards of the Coast is making a big-budget G.I. Joe game

By Jody Macgregor September 26, 2021


HENRY GOLDING
SNAKE EYES
COMING SOON

1. https://www.pcgamer.com/wizards-of-the-coast-is-making-a-big-budget-gi-joe-game/
2. https://www.the-numbers.com/movie/Snake-Eyes-G-I-Joe-Origins-(2021)#tab=summary
3. https://variety.com/2021/film/news/snake-eyes-box-office-flop-gi-joe-toy-movies-1235026986/

Case Study: Transformers Card Game and Others

Alta Fox views WOTC resources spent on developing video games or Trading Card Games for non-WOTC Hasbro IP as a colossal failure of capital allocation and waste of WOTC talent and time considering the incredible reinvestment opportunities WOTC has within its core brands.

- It's not only G.I. Joe.
- **Hasbro had WOTC develop a Transformers card game in 2017 (that could have been in the works even longer)**[1] **which did not meet Company expectations and was shut down in 2020.**[2]
- At its investor day in February 2021, Mr. Cocks talked about WOTC "leveraging some perennial Hasbro favorites with an eye towards developing them digitally," mentioning G.I. Joe, Transformers, Micronauts and Ouija – as in Ouija Board.
- We believe this lack of focus is just one of many *dissynergies* WOTC has been saddled with as a subsidiary of Hasbro.

ALTA FOX CAPITAL

1. https://www.seibertron.com/transformers/news/wizards-of-the-coast-to-produce-transformers-card-game/40393/
2. https://www.dicebreaker.com/games/transformers-trading-card-game/news/transformers-tcg-ended

eOne's TV and Film Business Is Low-Quality and High-Risk

eOne's TV and film production business is speculative and hit-driven, introducing risk to Hasbro. While eOne generated meaningful EBITDA at the time of acquisition, the free cash flow generation is materially worse given the need to constantly acquire TV/film content and invest in production. eOne's mediocre cash generation is even more pronounced when considering that eOne's Peppa Pig and PJ Masks generated more than $100 million in free cash flow at the time of Hasbro's acquisition.

- Hasbro's cash flow profile is meaningfully impacted by the acquisition of eOne, as demonstrated below by the nearly $700 million in "program spend" on its cash flow statement in 2021 (vs $34 million pre-eOne)

HASBRO, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Fiscal Years Ended in December
(Millions of Dollars)

	2021	2020	2019
Cash flows from operating activities			
Net earnings	$ 435.3	225.4	520.5
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation of property, plant and equipment	163.3	120.2	133.5
Loss on disposal of business	108.8	—	—
Impairment of intangibles and production assets	—	71.5	—
Loss on Discovery investment	74.1	—	—
Fair value adjustment on Discovery Option	(20.1)	(1.5)	(1.2)
Non-cash pension settlement	—	—	111.0
Amortization of intangible assets	116.8	144.7	47.3
Program cost amortization	628.6	387.1	85.6
Deferred income taxes	36.0	30.3	(15.0)
Stock-based compensation	97.8	49.7	28.0
Other non-cash items	(1.5)	9.0	(53.0)
Changes in operating assets and liabilities, net of acquired and disposed balances:			
(Increase) decrease in accounts receivable	(159.5)	210.8	(211.5)
(Increase) decrease in inventories	(173.9)	62.8	(4.6)
(Increase) decrease in prepaid expenses and other current assets	(30.6)	(7.5)	18.1
Program spend, net	(697.3)	(438.9)	(33.9)
Increase in accounts payable and accrued liabilities	313.2	49.3	62.3
Change in net deemed repatriation tax	(18.4)	(18.4)	(14.6)
Other	(54.7)	81.8	(19.4)
Net cash provided by operating activities	817.9	976.3	653.1

- Despite generating meaningful EBITDA, eOne's cash flow generation is materially lower due to the required spend on content and production, which is accounted for on the cash flow statement (and thus not reflected in EBITDA)

eOne Consolidated Earnings Profile


FY2018
FY2019
£250
£200
£150
£100
£50
£0
-£50
-£100
-£150
-£200
-£250
-£300
£137
£60
-£269
£182
£74
-£254
EBITDA
Acquired content and production
Adjusted cash flow

US Consumer Compensation Screen Outputs

Sorted by highest to lowest compensation

Stock	Name	Total FY21 CEO Comp	3-Year TSR
LEN US Equity	LENNAR CORP-A	68,090,432	195%
DHI US Equity	DR HORTON INC	30,571,596	215%
HAS US Equity	HASBRO INC	23,714,681	37%
WSM US Equity	WILLIAMS-SONOMA INC	21,324,328	260%
BBWI US Equity	BATH & BODY WORKS INC	17,668,628	254%
BWA US Equity	BORGWARNER INC	17,592,090	37%
GME US Equity	GAMESTOP CORP-CLASS A	17,465,240	1117%
WHR US Equity	WHIRLPOOL CORP	17,051,408	141%
PHM US Equity	PULTEGROUP INC	16,149,555	129%
MAT US Equity	MATTEL INC	16,128,895	116%
ROST US Equity	ROSS STORES INC	15,989,635	41%
VFC US Equity	VF CORP	15,782,405	18%
ULTA US Equity	ULTA BEAUTY INC	15,508,158	68%
APTV US Equity	APTIV PLC	14,744,780	170%
BURL US Equity	BURLINGTON STORES INC	13,867,435	79%
MAS US Equity	MASCO CORP	13,410,774	145%
BBY US Equity	BEST BUY CO INC	12,033,503	108%
GPC US Equity	GENUINE PARTS CO	11,810,704	60%
NWL US Equity	NEWELL BRANDS INC	11,438,798	37%
TSCO US Equity	TRACTOR SUPPLY COMPANY	11,117,251	197%
LAD US Equity	LITHIA MOTORS INC	10,532,359	298%
BLDR US Equity	BUILDERS FIRSTSOURCE INC	10,387,474	686%
FBHS US Equity	FORTUNE BRANDS HOME & SECURI	10,170,381	193%
AAP US Equity	ADVANCE AUTO PARTS INC	10,052,271	56%
LKQ US Equity	LKQ CORP	9,445,636	152%
KMX US Equity	CARMAX INC	9,400,666	108%
RACE US Equity	FERRARI NV	5,704,596	166%
POOL US Equity	POOL CORP	5,575,384	291%
MHK US Equity	MOHAWK INDUSTRIES INC	5,190,696	56%
CAR US Equity	AVIS BUDGET GROUP INC	4,915,152	803%
NVR US Equity	NVR INC	4,162,400	144%

Sorted by highest to lowest TSR

Stock	Name	Total FY21 CEO Comp	3-Year TSR
GME US Equity	GAMESTOP CORP-CLASS A	17,465,240	1117%
CAR US Equity	AVIS BUDGET GROUP INC	4,915,152	803%
BLDR US Equity	BUILDERS FIRSTSOURCE INC	10,387,474	686%
LAD US Equity	LITHIA MOTORS INC	10,532,359	298%
POOL US Equity	POOL CORP	5,575,384	291%
WSM US Equity	WILLIAMS-SONOMA INC	21,324,328	260%
BBWI US Equity	BATH & BODY WORKS INC	17,668,628	254%
DHI US Equity	DR HORTON INC	30,571,596	215%
TSCO US Equity	TRACTOR SUPPLY COMPANY	11,117,251	197%
LEN US Equity	LENNAR CORP-A	68,090,432	195%
FBHS US Equity	FORTUNE BRANDS HOME & SECURI	10,170,381	193%
APTV US Equity	APTIV PLC	14,744,780	170%
RACE US Equity	FERRARI NV	5,704,596	166%
LKQ US Equity	LKQ CORP	9,445,636	152%
MAS US Equity	MASCO CORP	13,410,774	145%
NVR US Equity	NVR INC	4,162,400	144%
WHR US Equity	WHIRLPOOL CORP	17,051,408	141%
PHM US Equity	PULTEGROUP INC	16,149,555	129%
MAT US Equity	MATTEL INC	16,128,895	116%
BBY US Equity	BEST BUY CO INC	12,033,503	108%
KMX US Equity	CARMAX INC	9,400,666	108%
BURL US Equity	BURLINGTON STORES INC	13,867,435	79%
ULTA US Equity	ULTA BEAUTY INC	15,508,158	68%
GPC US Equity	GENUINE PARTS CO	11,810,704	60%
AAP US Equity	ADVANCE AUTO PARTS INC	10,052,271	56%
MHK US Equity	MOHAWK INDUSTRIES INC	5,190,696	56%
ROST US Equity	ROSS STORES INC	15,989,635	41%
HAS US Equity	HASBRO INC	23,714,681	37%
BWA US Equity	BORGWARNER INC	17,592,090	37%
NWL US Equity	NEWELL BRANDS INC	11,438,798	37%
VFC US Equity	VF CORP	15,782,405	18%

Source: Bloomberg. Note that Hasbro's CEO compensation is adjusted to exclude compensation paid to interim CEO.

Hasbro Segment Results Over Last Decade

Below, we show our estimate for Hasbro's revenue and EBITDA by segment over the last decade.
To the extent Alta Fox's estimates are inaccurate, the fault lies with the Board for lack of critical segment disclosures.

USD M	FY2011	FY2012	FY2013	FY2014	FY2015	FY2016	FY2017	FY2018	FY2019	FY2020	FY2021
Total Hasbro Revenue	$4,286	$4,089	$4,082	$4,277	$4,448	$5,020	$5,210	$4,580	$4,720	$5,465	$6,420
WOTC Revenue	$275	$374	$466	$482	$499	$526	$525	$585	$761	$907	$1,287
eOne Revenue								$1,377	$1,261	$981	$1,243
HAS Consumer Revenue pre eOne	**$4,011**	**$3,715**	**$3,616**	**$3,795**	**$3,949**	**$4,494**	**$4,684**	**$3,995**	**$3,959**	**$3,578**	**$3,891**
Revenue vs 2011											-3.0%
Total Hasbro adj EBITDA	$736	$695	$638	$791	$856	$944	$1,036	$796	$911	$1,065	$1,310
WOTC adj EBITDA	$294	$278	$255	$316	$343	$378	$415	$319	$313	$444	$606
WOTC EBITDA Margin[1]	40%	40%	40%	40%	40%	40%	40%	40%	41%	49%	47%
eOne adj EBITDA								$218	$263	$194	$263
Consumer adj EBITDA pre eOne	**$442**	**$417**	**$383**	**$475**	**$514**	**$567**	**$622**	**$478**	**$599**	**$427**	**$441**
Implied Consumer EBITDA Margins	11.0%	11.2%	10.6%	12.5%	13.0%	12.6%	13.3%	12.0%	15.1%	11.9%	11.3%
Consumer EBITDA vs 2011											-0.1%

Legend: Yellow = estimate, Orange = driver, gray = reference point for pro forma results (not driving)
Note that this analysis does not adjust for the >$500M Power Rangers acquisition in 2018, or the >$300M of Consumer contracts lost by Hasbro hit the P&L in FY23.

1. Chris Cocks at Jefferies November 2021 Investor Call: "If you look at our 10-plus year track record, we [WOTC] have a CAGR of in excess of 13% in terms of overall revenue growth and a similar CAGR in terms of overall operating profit growth. Our operating profits historically have been in the 40% range."

Ineffective "Brand Blueprint" Strategy

Since embarking on its "Brand Blueprint" strategy in 2010, Hasbro's stock price has underperformed the S&P 500 by >170%.



Hasbro Annual Mentions of the "Brand Blueprint" Strategy Across SEC Filings & Transcripts
Mentions of "Brand Blueprint"
300
250
200
150
100
50
0
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Source: Bloomberg (assumes dividends are reinvested), Alpha Sense. Assumes a starting date of 11/9/2010 following Hasbro's announcement of its "Brand Blueprint" strategy to investors at its investor day. Contrary to Hasbro's fight letter and proxy materials that show a starting date for the "Brand Blueprint" strategy of 5/22/2008, there is NO mention of the "Brand Blueprint" strategy before Hasbro's 2010 investor day. The strategy first appeared in Hasbro's 2010 10-k filed on 2/23/11. Attached here is the 2010 press release detailing the first mention of the Brand Blueprint strategy.

Alta Fox's Email to Mr. Cocks Sending Congratulations and Requesting a Meeting

Alta Fox emailed Mr. Cocks the day he became CEO to congratulate him, emphasize our mutual alignment and request a principal-to-principal conversation. Unfortunately, Hasbro's Board did not make Mr. Cocks available until over a month later and after it had already committed to a defensive expansion from 11 to 13 members, which did not include any Alta Fox nominees.

From: Connor Haley Connor@altafoxcapital.com

Sent: Friday, February 25, 2022 7:11 AM

To: Cocks, Chris Chris.Cocks@Hasbro.com

Subject: Congratulations

Chris,

Congratulations on officially taking over as Hasbro's CEO today.

As one of the Company's largest investors, we recognize that your success is our success. As we have stated publicly, we are impressed by your accomplishments at WOTC. With your demonstrated ability to create value for Hasbro at WOTC, we hope that you similarly will find ways to generate value for Hasbro's shareholders in your new role, and we want to engage in a dialogue with you about how to best accomplish that.

You should know that we felt compelled to publicize our nominations and proposals for value creation after facing consistent dismissiveness during our private engagement with Hasbro's leadership over the past several months. Hopefully, that attitude will change under your leadership. Alta Fox is a top shareholder with locked-up capital and committed institutional backing. We plan to be around for the long-term and will continue our advocacy until changes are made that unlock value for shareholders. Since releasing our views and our slate of nominees last week, we are receiving a significant amount of unsolicited support from other large investors. Shareholders are frustrated with the lack of transparency, questionable capital allocation decisions, and the significant conglomerate discount—negatively impacting Hasbro's valuation.

We would welcome a constructive principal-to-principal discussion about the strategic direction of Hasbro. If we can cut out the high-priced advisors with divergent incentives serving as intermediaries, I am confident that you would find me to be direct, honest, and thoughtful. Ultimately, we believe that Alta Fox and our respective nominees could be your greatest supporters in creating value for Hasbro's shareholders.

Sincerely,

Connor

Recent Communications are Window Dressing from Disingenuous Board

Hasbro has recently touted its emphasis on “capital allocation” and “shareholder return.” However, the two charts below demonstrate that Hasbro’s recent communications are merely window dressing from an entrenched Board. It was not until Alta Fox began privately calling attention to these areas directly to Hasbro in Q4 of 2021 that Hasbro’s communication changed.



Hasbro Annual Mentions of "Capital Allocation"
Across SEC Filings & Transcripts
45
40
35
30
25
20
15
10
5
0
2018
2019
2020
2021
2022



Hasbro Annual Mentions of "Shareholder Return"
Across SEC Filings & Transcripts
14
12
10
8
6
4
2
0
2018
2019
2020
2021
2022

Source: Bloomberg, SEC filings.
Excludes analyst mentions.

Urgent Change is Desperately Needed As Hasbro's Market Share Losses Are Rapidly Accelerating Under an Entrenched and Ineffective Board

◆ WSJ NEWS EXCLUSIVE | BUSINESS

Mattel Wins Disney Princess Toy Deal, Joining Elsa of 'Frozen' With Barbie

Toy company wrests back rights to film characters from rival Hasbro; losing the contract was 'a wake-up' call for Mattel

- **This year alone, under the unqualified Interim CEO Stoddart, Hasbro has lost key licensing contracts resulting in well over $300M of revenue (nearly 10% of Consumer revenue).**
    - On January 26, 2022, Hasbro lost the Disney Princess/Frozen license, allowing this key license to slip through its grasp and fall back into the hands of Mattel.[1,2]
    - On March 4, 2022, Hasbro lost the Sesame Workshop license to Just Play.[3]
    - On March 29, 2022, Hasbro lost the Trolls toy license to Mattel.[4]
- **These losses are an acceleration of a long-term trend that has been building for the last decade.**
    - Unlike Mattel, the current entrenched Board has failed to pivot its strategy and has made several desperate and value-destructive acquisitions to obscure results and distract investors from the poor underlying performance. This includes Hasbro's D&D Beyond acquisition in April 2022 for $146M, for which investors were not given any references to the asset's revenue or profitability.
- **If left unchecked, we believe Hasbro's Board will continue to recklessly invest shareholder capital and trade at a substantial discount to fair value.**

Hasbro vs Mattel Recent Results vs 2019	Q1-2021	Q2-2021	Q3-2021	Q4-2021	Q1-2022
Hasbro Consumer Revenue	654	689	1,283	1,356	673
Sales growth vs comparable 2019 period	*6%*	*-5%*	*-7%*	*6%*	*9%*
Mattel Revenue	874	1,026	1,762	1,795	1,041
Sales growth vs comparable 2019 period	*27%*	*19%*	*19%*	*22%*	*51%*

Hasbro's recent results are bolstered by some of the $4.6B eOne acquisition synergies. Mattel's growth has been purely organic. Mattel's recent partner brand wins from Hasbro (Disney Princess/Frozen & Trolls) will not impact results until 2023.

1. https://www.wsj.com/articles/mattel-wins-disney-toy-deal-joining-elsa-of-frozen-with-barbie-11643198404
2. https://www.theglobeandmail.com/globe-investor/investment-ideas/highs-and-lows-of-toy-industry-make-hasbro-mattel-risky-buys/article21977477/
3. https://kidscreen.com/2022/03/04/just-play-takes-over-sesame-workshop-toy-licensing/
4. https://kidscreen.com/2022/03/29/mattel-takes-over-trolls-toy-license-from-hasbro/